Form 10-K, Exhibit 13
period 1995-06-30
CRITICARE SYSTEMS INC /DE/
filed 1995-09-28
CIK 812121

    FOUNDED IN 1984, CRITICARE SYSTEMS, INC. (CSI) IS DEDICATED TO
    ADDRESSING THE NEEDS OF A RAPIDLY CHANGING HEALTHCARE SYSTEM BY DESIGNING, MANUFACTURING AND MARKETING COST-EFFECTIVE PATIENT MONITORING SYSTEMS AND NONINVASIVE SENSORS--USING PROPRIETARY TECHNOLOGY--THAT REDUCE HEALTHCARE COSTS AND IMPROVE PATIENT MANAGEMENT.


  FINANCIAL HIGHLIGHTS

                                                       YEARS ENDED JUNE 30,
-------------------------------------------------------------------------------------------------
                                     1995          1994          1993          1992          1991
-------------------------------------------------------------------------------------------------

Net Sales                    $28,660,275   $30,114,679   $29,195,578   $26,229,673   $25,072,126

Income (Loss) Before
  Income Taxes                   175,643       114,141       167,753      (284,152)    1,903,605

Net Income (Loss)                105,643        64,141       114,753      (223,152)    1,192,605

Earnings (Loss) Per
  Share--Fully Diluted             0.02          0.01          0.02         (0.03)         0.18

Average Shares Outstanding     6,764,236     6,719,979     6,798,155     6,564,326     6,746,041

Stockholders' Equity          17,130,449    17,022,753    16,958,709    16,763,225    14,915,731

Long-term Obligations          3,646,867     3,835,751     4,021,226            --       595,000

Working Capital               13,401,741    13,258,880    12,725,583    13,248,113    12,000,001

Total Assets                  25,468,428    25,171,231    24,418,857    20,469,645    20,256,785


                     MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATION

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income expressed as percentages of net sales.


                                                                    PERCENTAGE OF NET SALES
                                                                      YEARS ENDED JUNE 30,
---------------------------------------------------------------------------------------------------------------------
                                                                1995            1994            1993
---------------------------------------------------------------------------------------------------------------------
        Net sales                                               100.0%          100.0%          100.0%
        Cost of goods sold                                       50.3            49.5            48.1
---------------------------------------------------------------------------------------------------------------------
        Gross Profit                                             49.7            50.5            51.9
--------------------------------------------------------------------------------------------------------------------
        Operating expenses:
        Marketing                                                34.9            32.6             34.2
        Research, development and engineering                     6.7             7.9              8.8
        Administrative                                            6.3             6.5              6.8
        Litigation--competitor                                     --              --              0.7
        Restructuring costs                                        --             1.8               --
--------------------------------------------------------------------------------------------------------------------
        Total                                                    47.9             48.8            50.5
--------------------------------------------------------------------------------------------------------------------
        Income from operations                                    1.8              1.7             1.4
        Interest expense                                         (1.3)            (1.3)           (0.8)
        Interest income                                           0.6              0.2             0.2
        Equity in loss of investments                            (0.5)            (0.2)           (0.2)
--------------------------------------------------------------------------------------------------------------------
        Income before income taxes                                0.6              0.4             0.6
        Income tax provision                                      0.2              0.2             0.2
--------------------------------------------------------------------------------------------------------------------
        Net income                                                0.4%             0.2%            0.4%
--------------------------------------------------------------------------------------------------------------------


FISCAL YEAR ENDED JUNE 30, 1995 COMPARED TO JUNE 30, 1994

Net sales for the twelve months ended June 30, 1995 decreased 5% to $28,660,275 from $30,114,679 for the twelve months ended June 30, 1994. Alternate care sales increased while foreign sales held constant and domestic hospital sales decreased. The alternate care sales increase can be attributed to an increased demand for patient monitors in non-hospital settings. Domestic hospital sales were impacted by "managed care" pressures and consolidation trends within the domestic hospital industry. The Company has accelerated new product development and implemented new domestic hospital sales and marketing strategies to meet the changes in this industry.

The gross profit percentage decreased to 49.7% in fiscal 1995 from 50.5% in fiscal 1994. This decrease is due primarily to a change in the product mix and continued price competition. Although efforts continue to reduce manufacturing costs and develop lower cost products, the effect of pricing competition could continue to negatively impact gross margins.

Operating expenses of $13,723,594 for fiscal 1995 decreased 7% from the $14,701,878 for fiscal 1994. As a percentage of net sales, operating expenses decreased to 47.9% from 48.8% in fiscal 1995 and 1994, respectively. Marketing expenses for fiscal 1995 increased 2% to $10,014,656 from $9,818,625 for fiscal 1994 due primarily to an increase in sales promotional activities. Research, development and engineering expenses for fiscal 1995 decreased 20% or $482,543 from fiscal 1994 expense levels. This decrease relates to reduced payroll costs and project expenses which are a result of the restructuring which occurred during fiscal 1994. Administrative expenses decreased 7% or $131,772 when compared to fiscal 1994 due to a decrease in consulting expenses. Operating expenses for fiscal 1995 were also $550,000 less than fiscal 1994 due to the restructuring expenses recorded in fiscal 1994.

Interest expense decreased during fiscal 1995 due to a reduction in the outstanding principal balance on the building mortgage and bank note. Interest income increased due to the higher cash balances invested during a portion of the year and an increase in the interest rate earned on invested cash balances.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


FISCAL YEAR ENDED JUNE 30, 1994 COMPARED TO JUNE 30, 1993

Net sales for the twelve months ended June 30, 1994 increased 3% to $30,114,679 from $29,195,578 for the twelve months ended June 30, 1993. Alternate care and domestic hospital sales increased while Foreign sales decreased. The increase in alternate care sales is due to the introduction of a handheld oximeter and a combination non-invasive blood pressure and oximetry monitor. The increase in domestic hospital sales can be attributed to stronger demand for anesthetic agent monitors. The decrease in foreign sales is due to lower shipments to European countries affected by continued economic recession. Sales to China and Saudi Arabia were also lower than fiscal 1993. This decrease was partially offset by continued growth in South America.

The gross profit percentage decreased to 50.5% in fiscal 1994 from 51.9% in fiscal 1993. The decrease in gross margins is due to product mix and continued price competition in all product lines.

Operating expenses of $14,701,878 for fiscal 1994 declined slightly from the $14,734,256 for fiscal 1993. As a percentage of net sales, operating expenses decreased to 48.8% from 50.5% in fiscal 1994 and 1993, respectively. Marketing expenses for fiscal 1994 decreased 2% to $9,818,625 from $9,970,726 for fiscal 1993 due primarily to a reduction in payroll related costs which resulted from a reorganization of the domestic hospital sales force to include fewer direct sales personnel supplemented by an increase in equipment dealers and manufacturers' representatives. Research, development and engineering expenses for fiscal 1994 decreased 7%, or $183,782, when compared to fiscal 1993 expenses. This decrease relates to reduced payroll related costs which resulted from the restructuring in December 1993. Administrative expenses for fiscal 1994 decreased 2% or $35,392 when compared to fiscal 1993 expenses due to a reduction in consulting expenses. Litigation expense related to an action the Company commenced in October 1991 against one of its competitors declined to $10,000 in fiscal 1994 compared to $221,103 in fiscal 1993. In December 1993, the Company recorded restructuring expenses of $550,000. The restructuring costs included severance expenses associated with the elimination of certain middle management and technical positions and the costs associated with the discontinuance of certain products.

Interest expense increased in fiscal 1994 due to a full year of interest expense on the building mortgage compared to eight months in fiscal 1993. The Company also incurred interest expense on a bank note which was obtained in June, 1993. Interest income increased due to higher levels of cash on hand during fiscal 1994.

QUARTERLY RESULTS

The following table contains unaudited quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation.


<Caption
                                                        QUARTERS ENDED
                    --------------------------------------------------------------------------------------
                    Sept. 30,  Dec. 31,  March 31,   June 30,  Sept. 30,   Dec. 31,   March 31,   June 30,
                      1993       1993      1994       1994       1994       1994        1995        1995
-----------------------------------------------------------------------------------------------------------
                                               (In thousands, except per share data)
Net Sales          $5,764      $7,717    $8,178      $8,456    $6,534      $7,463     $7,227       $7,436
Gross profit        2,851       3,853     4,093       4,409     3,317       3,629      3,717        3,578
Income (loss) from
  operations         (547)       (423)      663         811       264         304        148         (198)
Net income (loss)    (396)       (522)      314         668       116         153         53         (216)
Full diluted net
  income (loss) per
  share             (0.06)      (0.08)      .05         .10       .02         .02        .01         (.03)
------------------------------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


The Company typically receives a substantial volume of its quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, the Company usually builds a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow the Company to ship the products ordered during the quarter, the Company's quarterly results and stock of finished inventory can be significantly affected. In addition, the Company has historically shipped a relatively greater volume of products in the second half of its fiscal year. The Company believes this trend is generally explained by domestic and foreign hospital spending patterns.

LIQUIDITY AND CAPITAL RESOURCES

The Company used $334,275 of cash for operating activities in fiscal 1995, $537,275 for capital expenditures, and $182,541 for retirement of long-term debt.

The Company generated $1,907,364 of cash from operating activities in fiscal 1994, used $350,782 for capital expenditures and used $169,611 for retirement of long-term debt. The remaining cash was invested in short-term investments.

The mortgage note requires annual debt service payments of approximately $420,000 with a final payment of approximately $2,688,000 due in December 2003. The bank note requires annual debt service payments of approximately $137,000 through November 1997.

The Company believes its research and development activities and other capital and liquidity requirements, including any additional funding associated with its increased equity position in Immtech International, Inc. for the next one to two years, will be satisfied by cash generated from operations, and if necessary, periodic utilization of a commercial bank line of credit of up to $4,000,000 currently in place.

                          CONSOLIDATED BALANCE SHEETS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1995 AND 1994

ASSETS                                                           1995         1994
-------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents (Note 1)                         $ 2,398,278    $ 3,452,369
Accounts receivable, less allowance for doubtful accounts
  of $270,000 and $275,000, respectively                     8,608,340      9,344,239
Other receivables                                              279,458        240,420
Inventories (Notes 1 and 2)                                  6,639,805      4,371,549
Prepaid expenses                                               166,972        162,976
-------------------------------------------------------------------------------------
Total current assets                                        18,092,853     17,571,607
-------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT (NOTES 1 AND 5):
Land                                                           925,000        925,000
Building                                                     3,600,000      3,600,000
Machinery and equipment                                      1,586,177      1,518,975
Furniture and fixtures                                         859,182        811,914
Demonstration and loaner monitors                            1,402,841      1,259,936
Production tooling                                           1,208,032        928,132
-------------------------------------------------------------------------------------
Property, plant and equipment - cost                         9,581,232      9,043,957
Less accumulated depreciation                                2,663,208      2,134,948
-------------------------------------------------------------------------------------
Property, plant and equipment - net                          6,918,024      6,909,009
-------------------------------------------------------------------------------------

INVESTMENTS (NOTES 1, 3 AND 11)                                300,000        431,743
-------------------------------------------------------------------------------------

OTHER ASSETS (NOTE 1):
License rights and patents - net                               108,373        180,894
Goodwill - net                                                  49,178         77,978
-------------------------------------------------------------------------------------
Total other assets                                             157,551        258,872
-------------------------------------------------------------------------------------

TOTAL                                                      $25,468,428    $25,171,231
=====================================================================================

See notes to consolidated financial statements.


LIABILITIES AND STOCKHOLDERS' EQUITY                                                     1995               1994
-------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                                    $ 2,661,558         $ 1,868,691
Accrued liabilities:
  Compensation and commissions                                                          714,171             924,599
  Income taxes (Note 4)                                                                  21,800              55,719
  Product warranties (Note 1)                                                           375,000             281,000
  Other (Note 6)                                                                        726,765             997,243
Current maturities of long-term debt (Note 5)                                           191,818             185,475
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                             4,691,112           4,312,727
-------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 5)                                      3,646,867           3,835,751
-------------------------------------------------------------------------------------------------------------------

CONTINGENCIES (NOTE 6)

STOCKHOLDERS' EQUITY (NOTES 7 AND 11):
Preferred stock - $.04 par value, 500,000 shares
  authorized, no shares issued or outstanding
Common stock - $.04 par value, 10,000,000 shares authorized,
  6,697,218 shares issued and outstanding                                               267,889             267,889
Additional paid-in capital                                                           10,884,910          10,884,910
Retained earnings                                                                     5,994,455           5,888,812
Cumulative translation adjustments                                                      (16,805)            (18,858)
-------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                           17,130,449          17,022,753
-------------------------------------------------------------------------------------------------------------------

TOTAL                                                                               $25,468,428         $25,171,231
===================================================================================================================

                      CONSOLIDATED STATEMENTS OF INCOME


CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED JUNE 30, 1995, 1994 AND 1993


                                                                     1995                     1994                      1993
------------------------------------------------------------------------------------------------------------------------------------
NET SALES (NOTE 9)                                                $28,660,275              $30,114,679               $29,195,578

COST OF GOODS SOLD                                                 14,419,179               14,908,372                14,043,603
-----------------------------------------------------------------------------------------------------------------------------------

GROSS PROFIT                                                       14,241,096               15,206,307                15,151,975
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Marketing                                                          10,014,656                9,818,625                 9,970,726
Research, development and engineering                               1,898,404                2,380,947                 2,564,729
Administrative                                                      1,810,534                1,942,306                 1,977,698
Litigation -- competitor (Note 6)                                                               10,000                   221,103
Restructuring costs (Note 10)                                                                  550,000
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                              13,723,594               14,701,878                14,734,256
-----------------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                                517,502                  504,429                   417,719
-----------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
Interest expense                                                     (374,264)                (386,896)                 (228,133)
Interest income                                                       167,092                   56,608                    38,167
Equity in loss of investments (Notes 1 and 3)                        (134,687)                 (60,000)                  (60,000)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                (341,859)                (390,288)                 (249,966)
-----------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                            175,643                  114,141                   167,753

INCOME TAX PROVISION (NOTES 1 AND 4)                                   70,000                   50,000                    53,000
-----------------------------------------------------------------------------------------------------------------------------------

NET INCOME                                                        $   105,643              $    64,141               $   114,753
===================================================================================================================================

EARNINGS PER COMMON SHARE (NOTE 1):
Primary                                                                 $0.02                    $0.01                     $0.02
Fully diluted                                                           $0.02                    $0.01                     $0.02
-----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Primary                                                             6,709,485                6,719,979                 6,691,865
Fully diluted                                                       6,764,236                6,719,979                 6,798,155
===================================================================================================================================

See notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1995, 1994 AND 1993


                                                                    Additional                       Cumulative           Total
                                          Common Stock               Paid-In          Retained       Translation       Stockholders'
                                       Shares        Amount          Capital          Earnings       Adjustments         Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 1, 1992                6,685,218      $267,409       $10,801,203       $5,709,918       $(15,305)         $16,763,225

Exercise of stock options
  (Note 7)                               7,500           300            14,700                                               15,000
Common stock issued relating
  to an employment agreement
  (Note 7)                               4,500           180            15,007                                               15,187
Granting of stock options
  below market price
  (Note 7)                                                              54,000                                               54,000
Foreign currency translation
  adjustments                                                                                           (3,456)              (3,456)
Net income                                                                              114,753                             114,753
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1993               6,697,218       267,889        10,884,910        5,824,671        (18,761)          16,958,709

Foreign currency translation
  adjustments                                                                                              (97)                 (97)
Net income                                                                               64,141                              64,141

------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1994               6,697,218       267,889        10,884,910        5,888,812        (18,858)          17,022,753

Foreign currency translation
  adjustments                                                                                            2,053                2,053
Net income                                                                              105,643                             105,643
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1995               6,697,218      $267,889       $10,884,910       $5,994,455       $(16,805)         $17,130,449
====================================================================================================================================


See notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1995, 1994 AND 1993

                                                               1995                    1994                    1993
OPERATING ACTIVITIES:
Net income                                              $   105,643             $    64,141             $   114,753
Adjustments to reconcile net income to net cash
   (used in) provided by operating activities:
        Depreciation                                        528,260                 576,917                 523,709
        Amortization                                        101,321                 386,434                 262,673
        Common stock awarded                                                                                 15,187
        Equity in loss of investments                       134,687                  60,000                  60,000
        Expense related to the granting of stock
           options below market price                                                                        54,000
        Changes in assets and liabilities:
                Accounts receivable                         735,953              (1,201,080)               (393,043)
                Other receivables                           (41,982)                 67,296                 124,615
                Refundable income taxes                                                                     785,004
                Inventories                              (2,268,256)                933,929                 490,442
                Prepaid expenses                             (3,996)                161,883                 (31,828)
                Accounts payable                            794,920                 159,987                (573,497)
                Accrued liabilities                        (420,825)                697,857                 132,932
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities        (334,275)              1,907,364               1,564,947
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net            (537,275)               (350,782)             (5,495,632)
Cost of securing patents and license rights                                         (12,801)                (28,873)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                      (537,275)               (363,583)             (5,524,505)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Proceeds from long-term borrowings                                                                        4,235,493
Principal payments on long-term debt                       (182,541)               (169,611)                (44,656)
Proceeds from the exercise of stock options                                                                  15,000
-------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities        (182,541)               (169,611)              4,205,837
-------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS                                  (1,054,091)              1,374,170                 246,279

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                         3,452,369               2,078,199               1,831,920
-------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
END OF YEAR                                             $ 2,398,278             $ 3,452,369             $ 2,078,199
-------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (received) for:
    Income taxes -- net of refunds                      $   103,920             $    16,549             $  (759,338)
    Interest                                                375,343                 387,467                 198,843
-------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1995, 1994 AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), Sleep Care, Inc. ("Sleep Care"), Criticare (FSC), Inc. and CSI International (DISC). All significant intercompany accounts and transactions have been eliminated.

    CASH EQUIVALENTS--The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

    INVENTORIES--Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

    INVESTMENTS--The Company accounts for its investment in Intercare Technologies, Inc. ("Intercare") on the cost method and accounts for its investment in Immtech International, Inc. ("Immtech") and Blatz House Offices Limited Partnership (the "Blatz Partnership") on the equity method (see Note 3.)

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. Also, the Company has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building is being depreciated over 40 years, and the remaining assets are being depreciated over three to seven years using the straight-line method.

    CAPITALIZED SOFTWARE COSTS--Certain costs incurred to develop software were capitalized and amortized over the expected sales life of the related product, generally three to seven years. Software development and design costs incurred prior to the establishment of a product's technological feasibility are expensed as incurred. Approximately $277,000 and $120,000 of amortization was charged to operations during 1994 and 1993, respectively.

    LICENSE RIGHTS AND PATENTS--License rights and patents are amortized over the estimated useful lives of the related agreements using primarily the straight-line method. Approximately $73,000, $80,000 and $49,000 of amortization was charged to operations in 1995, 1994 and 1993, respectively. Accumulated amortization approximated $302,000 and $229,000 at June 30, 1995 and 1994, respectively.

    GOODWILL--Goodwill is the excess of the cost over the fair value of the net assets of an acquired subsidiary and is being amortized on the straight-line method over approximately five years. Approximately $29,000 of amortization was charged to operations in 1995, 1994 and 1993. Accumulated amortization approximated $214,000 and $185,000 at June 30, 1995 and 1994, respectively.

    REVENUE RECOGNITION--Revenues and the costs of products sold are recognized as the related products are shipped.

    PRODUCT WARRANTIES--Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped.

    RESEARCH AND DEVELOPMENT EXPENSES--Research and development costs are charged to operations as incurred. Such expense approximated $1,800,000, $2,100,000, and $2,400,000 in 1995, 1994 and 1993, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    INCOME TAXES--Prior to 1994, the Company provided deferred income taxes in accordance with Statement of Financial Accounting Standards No. 96. Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

    FOREIGN CURRENCY TRANSLATION--The effects of unrealized exchange rate fluctuations from translating foreign currency assets and liabilities into United States dollars are accumulated as cumulative translation adjustments in stockholders' equity. Realized gains and losses from foreign currency transactions are included in operating results for the period.

    EARNINGS PER COMMON SHARE--Earnings per common share amounts are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Fully diluted earnings per common share assumes the additional potential dilution from the exercise of outstanding stock options.

2.  INVENTORIES

    Inventories consist of the following:

                                                    1995           1994
        Component parts                         $2,996,313      $1,520,077
        Work in process                          1,138,060         615,177
        Finished units                           2,505,432       2,236,295
        ------------------------------------------------------------------
        Total inventories                       $6,639,805      $4,371,549
        ------------------------------------------------------------------

3.  INVESTMENTS

    Investments consist of the following:

                                                    1995           1994
        Intercare Technologies, Inc.            $  300,000      $  300,000
        Immtech International, Inc.                  --            131,743
        Blatz Partnership                            --              --
        ------------------------------------------------------------------
        Total Investments                       $  300,000      $  431,743
        ------------------------------------------------------------------

    INTERCARE TECHNOLOGIES, INC.--During 1992, the Company's subsidiary, Sleep Care, transferred certain assets to Intercare in exchange for 75,000 shares of convertible preferred stock with a market value of $300,000. The preferred stock is convertible at any time at the Company's option into an equivalent number of shares of Intercare common stock. At any time within four years after the date of conversion, the converted shares are redeemable at the Company's option for an amount equal to $4.00 per share. In connection with the transfer, Sleep Care licensed to Intercare the rights to certain intellectual property and technology, primarily license rights and patents, related to products previously marketed by Sleep Care. In exchange for the license rights, the Company is to receive royalties of 5% of the gross revenues from sales of products licensed under the agreement after February 1993. Royalties earned were approximately $68,000, $62,500 and $12,500 in 1995, 1994 and 1993, respectively. The license agreement is in effect through February 1997 or until approximately $430,000 in royalties have been received, whichever is earlier. Upon conclusion of the term of the license agreement, Sleep Care will sell the intellectual property and technology to Intercare. The assets retained by Sleep Care are being amortized over the greater of the straight line method over the term of the license agreement or by the amount of royalties received. Amortization of the intellecutal property approximated $68,000, $73,000 and $41,000 in 1995, 1994 and 1993, respectively. Sleep Care maintains intellectual property assets with a carrying value of approximately $8,000 at June 30, 1995.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   IMMTECH INTERNATIONAL, INC.--During 1989, the Company acquired an interst in Immtech for $500,000. Immtech is a development stage company engaged in the research and development of medical technology. Certain officers and directors of the Company serve in similar capacities at Immtech. Pursuant to the purchase agreement, the Company also has exclusive license rights to a certain product being developed by Immtech, for which the Company will pay a 5% royalty on all sales. The Company recognized investment losses of $134,687, $60,000 and $60,000 in 1995, 1994 and 1993, respectively. As of
   June 30, 1995, the Company owns approximately 5.5% of Immtech's outstanding common stock, or approximately 1.7% on a fully diluted and as converted basis. See Note 11 for subsequent event.

   BLATZ PARTNERSHIP--The Blatz Partnership is a limited partnership which rehabilitated the Blatz Phase II Commercial Office Buildings (the "Project") in Milwaukee, Wisconsin. During 1988 and 1989, the Company contributed $1,500,000 to the Blatz Partnership. The Company received tax benefits and acquired an equity interest in the Project. The Blatz Partnership buildings are certified historic structures for which a rehabilitation income tax credit was passed through to the Company in its proportionate share. The Company received total tax credits of approximately $915,000 on the Project.

   The Partnership Agreement (the "Agreement") provided that profits and losses (other than those resulting from a sale or refinancing of the Project) be allocated 10% to the general partners and 90% to the Company. Effective July 1, 1990, the Agreement was amended whereby profits and losses (other than those resulting from a sale or refinancing of the Project) are to be allocated 40% to the general partners and 60% to the Company. The Company has the option to revert to the original allocation of profits and losses (10% to the general partners and 90% to the Company) for a three year period any time during the term of the limited partnership.

   The carrying value of the investment is zero. Recognition of any income by the Company for its interest in the Blatz Partnership will occur only after the Blatz Partnership has earnings in excess of previously unrecorded losses.

   The following is summarized financial information for the Blatz Partnership at June 30 and for the years then ended:

                                                            1995              1994
         Current assets                                  $    51,000       $   18,000
         Noncurrent assets                                 4,407,000        4,890,000
         Current liabilities                                 116,000          178,000
         Noncurrent liabilities                            5,564,000        5,337,000
         Net deficit                                      (1,222,000)        (607,000)
         Revenues                                            580,000          569,000
         Net loss                                           (615,000)        (494,000)


4. INCOME TAXES

   Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109"). There was no cumulative effect related to the adoption of this standard as of July 1, 1993. For the year ended June 30, 1994, there was no material effect from the application of the new accounting standard.

   SFAS 109 is an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's financial statement or tax returns. In addition, a valuation allowance is to be recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

                                                                JUNE 30,        JUNE 30,        JULY 1,
                                                                 1995             1994           1993
                                                                --------        --------        -------
Deferred income tax assets:
  Accounts receivable and sales allowances                      $ 249,000       $ 187,000       $ 132,000
  Inventory allowances                                             32,000          41,000         123,000
  Product warranties                                              127,000         110,000         117,000
  Other accrued liabilities                                        97,000          76,000          72,000
  Federal net operating loss carryforwards                         35,000          93,000         246,000
  State net operating loss carryforwards                          132,000          91,000         103,000
  Federal tax credit carryforwards                                152,000         188,000         148,000
----------------------------------------------------------------------------------------------------------
  Total deferred income tax assets                                824,000         786,000         941,000
----------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Excess of tax over book depreciation and amortization          (765,000)       (642,000)       (688,000)
  Prepaid expenses                                                 (7,000)         (6,000)        (13,000)
  Reversal of DISC income                                                         (66,000)       (131,000)
----------------------------------------------------------------------------------------------------------
  Total deferred income tax liabilities                          (772,000)       (714,000)       (832,000)
----------------------------------------------------------------------------------------------------------
Valuation allowance                                               (52,000)        (72,000)       (109,000)
----------------------------------------------------------------------------------------------------------
Net deferred income taxes recognized
  in the consolidated balance sheets                            $       0       $       0       $       0
----------------------------------------------------------------------------------------------------------

At June 30, 1995, the Company had available for federal income tax purposes approximately $41,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 tax credit carryforwards which expire in the years 2007 and 2008. The Company also has approximately $2,500,000 of state net operating loss carryforwards, which expire in 2003 through 2008, available to offset certain future state taxable income.

The income tax provision consists of the following:

Current                                                          1995             1994           1993
                                                                 ----             ----           ----
   Federal                                                      $57,000         $40,000         $43,000
   State                                                         13,000          10,000          10,000
-------------------------------------------------------------------------------------------------------
   Total income tax provision                                   $70,000         $50,000         $53,000
-------------------------------------------------------------------------------------------------------

A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

                                                                 1995             1994           1993
                                                                 ----             ----           ----
   Federal statutory income tax rate                              34.0%           34.0%          34.0%
   State income taxes, net of federal benefit                      4.9             5.8            3.9
   Non-deductible life insurance premiums                          1.4            18.6           14.6
   Non-deductible losses of subsidiaries                           8.7            22.4           12.1
   Non-deductible meals and entertainment expenses                 9.1             6.1            5.5
   Goodwill amortization                                           5.6             8.6            5.8
   Benefit of foreign sales corporation                          (14.4)          (20.3)         (46.1)
   Benefit of federal and state net operating
      loss carryforwards recognized                              (11.4)          (32.4)
   Other - net                                                     2.0             1.0            1.8
-------------------------------------------------------------------------------------------------------
   Effective income tax rate                                      39.9%            43.8%          31.6%
-------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  LONG-TERM DEBT
Long-term debt consists of the following:

                                                                                  1995            1994

        Mortgage note, 9.625%, due in monthly installments
         of $34,983 with a final payment of $2,688,336
         due in December 2003, collateralized by real estate
         with a carrying value of approximately $4,294,000
         at June 30, 1995                                                       $ 3,539,727     $ 3,615,380

        Bank note, 8.5%, due in monthly installments of
         $11,440 through November 1997, collateralized
         by certain machinery and equipment with a carrying
         value of approximately $258,000 at June 30, 1995                           298,958         405,846
        ---------------------------------------------------------------------------------------------------
        Total                                                                     3,838,685       4,021,226
        Less current maturities                                                     191,818         185,475
        ---------------------------------------------------------------------------------------------------
        Long-term debt                                                          $ 3,646,867     $ 3,835,751
        ---------------------------------------------------------------------------------------------------

    Aggregate annual principal payments required under terms of the long-term debt agreements are as follows:

                        FISCAL YEAR ENDING JUNE 30,                             PRINCIPAL PAYMENTS
                                1996                                              $  191,818
                                1997                                                 216,893
                                1998                                                 155,363
                                1999                                                 109,354
                                2000                                                 120,356
                             Thereafter                                            3,044,901
        ---------------------------------------------------------------------------------------------------
                               Total                                              $3,838,685
        ---------------------------------------------------------------------------------------------------

    The Company has a $4,000,000 line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line are payable on demand with interest payable monthly at the bank's reference rate. There were no borrowings against the line as of June 30, 1995 and 1994. The line expires on October 31, 1996.

6.  CONTINGENCIES

    In October 1991, the Company filed suit against a principal competitor alleging that the competitor made false, deceptive, and misleading statements regarding the performance of certain of the Company's oximeter products to potential customers, and engaged in unfair trade practices in violation of federal trademark law. The competitor filed a counterclaim alleging the Company made misrepresentations regarding the competitor's products. The case was settled during 1995.

    The Company has been named in certain patent infringement claims in connection with the manufacture and sale of its oximeter products. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.


    The Company has received two grants from the State of Wisconsin for research and development of certain products. The grants are to be repaid only upon successful completion and marketing of the related product. Repayment of these grants is to be made on a sales by unit basis, up to an aggregate of $600,000. Repayments approximated $32,000, $58,000 and $41,000 1995, 1994 and 1993, respectively, and in aggregate, approximated $201,000 as of June 30, 1995. The repayments are charged to expense as the related products are sold. The Company has been awarded a third grant from the State of Wisconsin for an amount up to $100,000 which requires repayment of the grant amount plus interest at 8%, and the Company is also required to pay a royalty in the amount of 1% of net sales of the related product for a five year period, as defined. No funds have been received under this grant at June 30, 1995.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. STOCKHOLDERS' EQUITY

   STOCK OPTIONS--In December 1992, the Board of Directors approved a new Employee Stock Option Plan and Non-Employee Stock Option Plan. No new stock options can be granted under the Employee Stock Option Plan and Non-Employee Stock Option Plan which existed prior to the approval of the new plans. The Board of Directors has authorized in connection with these new plans the issuance of 920,000 reserved shares of common stock of which 122,850 reserved shares of common stock remain available for future issuance under the stock option plans at June 30, 1995. The activity during 1993, 1994 and 1995 for the above plan is summarized as follows:


                                                                NUMBER OF               STOCK OPTIONS
                                                                 SHARES                  PRICE RANGE
                Outstanding at July 1, 1992                     628,756                 $2.00-8.50
                  Granted                                       399,100                  2.63-8.50
                  Cancelled                                    (310,890)                 2.00-6.13
                  Exercised                                      (7,500)                      2.00
               -----------------------------------------------------------------------------------
                Outstanding at June 30, 1993                    709,466                  2.00-8.50
                  Granted                                       451,000                  1.88-2.25
                  Cancelled                                    (287,716)                 2.00-6.13
               -----------------------------------------------------------------------------------
                Outstanding at June 30, 1994                    872,750                  1.88-8.50
                  Granted                                       421,500                  2.00-2.19
                  Cancelled                                    (253,350)                 1.88-2.75
               -----------------------------------------------------------------------------------
               Outstanding at June 30, 1995                   1,040,900                 $1.88-8.50
               -----------------------------------------------------------------------------------
               Execisable at June 30, 1995                      342,600                 $1.88-8.50
               -----------------------------------------------------------------------------------


   Outstanding options have fixed terms and are execisable over a period determined by the Compensatin Committee of the Company's Board of Directors but no longer than five years after the date of grant. A substantial portion of the options issued are contingent on future services or future events.

   During 1991, the Company entered into a Purchase and Supply Agreement and Option Agreement with a hospital purchasing alliance (the "Alliance"). As part of this agreement the Company granted the Alliance options to purchase 300,000 shares of common stock at a price of $2.75 per share, which was below the market price on the date of the grant. The Company also agreed to grant the Alliance 50,000 additional options per year, beginning in 1993 and for each of the subsequent four years, if a specified number of monitors were purchased in 1993 and each year thereafter. The minimum level was not reached in 1993 and all of the additional contingent options expired during 1993 according to the agreement. During 1994, the 1991 Option Agreement was cancelled along with the related 300,000 options and a Revised Option Agreement was entered into whereby the Company granted the Alliance options to purchase 100,000 shares at $2.00 per share, the market price on the date of the grant. The Company also agreed to grant the Alliance up to 50,000 additional options per year, beginning in 1995 and for each of the subsequent two years, as defined in the agreement, if certain annual aggregate dollar volumes of purchases are made. The Alliance did not earn the additional options in 1995. The exercise price of the additional options is the last sale price reported on the day prior to the grant date each year. These options are not included in the preceding stock option table.

   At June 30, 1995, 1,363,750 shares of common stock were reserved under the above plans and arrangements.

   EMPLOYMENT AGREEMENT--Under terms of an employement agreement with a former principal stockholder of an acquired subsidiary, the Company, in 1993, issued 4,500 shares of common stock to such employee, in addition to other compensation.

8. EMPLOYEE BENEFIT PLAN

   The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $40,000, $42,000, and $46,000 in 1995, 1994 and 1993,
   respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.  BUSINESS AND CREDIT CONCENTRATIONS

    The Company's customers include domestic hospitals, domestic alternative health care sites, and foreign health care markets. Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers and their geographic dispersion.

    Criticare International coordinates substantially all international sales and distribution. Identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:

                                   1995          1994          1993

    Europe                     $ 5,910,000   $ 5,461,000   $ 6,056,000
    Pacific Rim                  4,013,000     4,430,000     5,389,000
    Canada and South America     4,146,000     4,119,000     3,105,000
    ------------------------------------------------------------------
    Net export sales           $14,069,000   $14,010,000   $14,550,000
    ------------------------------------------------------------------


10. RESTRUCTURING COSTS

    In December 1993, the Company incurred $550,000 of restructuring costs. The restructuring costs included severance expenses associated with the elimination of certain middle management and technical positions and the costs associated with the discontinuance of certain products.

11. SUBSEQUENT EVENT

    Subsequent to June 30, 1995, the Company entered into an agreement in principle to purchase from Marquette Venture Partners II, L.P. and MVP Affiliates Fund, L.P. (collectively, the "Sellers") 1,000,000 shares of the $.01 par value Series A Participating Preferred Stock ("Series A") and 1,200,000 shares of the $.01 par value Series B Participating Preferred Stock ("Series B") of Immtech International, Inc. ("Immtech"), a development stage company, and promissory note payable by Immtech to the Sellers in the principal amount of $50,000 for approximately $1,900,000, payable in the form of the Company's common stock and a note payable, the amounts of which are subject to further negotiation. The Series A and Series B preferred stock are convertible by the holders to equivalent number shares of Immtech common stock. If the proposed transaction is completed, the Company would own approximately 35% of the outstanding common stock of Immtech on a fully diluted and as converted basis. The proposed transaction is subject to certain conditions, and the accounting treatment will be determined as of the closing date. As presently contemplated, the transaction could result in a significant amount of purchased research and development which, depending on the allocation of the purchase price, would be charged to expense upon consummation of the agreement.

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Criticare Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                        Deloitte & Touche LLP
                                        Milwaukee, Wisconsin
                                        August 1, 1995

DIRECTORS AND OFFICERS
                                        OFFICERS

                                        N.C. Joseph Lai, Ph.D.
DIRECTORS                               Vice Chairman of the Board
                                        Senior Vice President
Milton Datsopoulos
Attorney and Partner                    Michael T. Larsen
Datsopoulos, MacDonald & Lind           Vice President
                                        Quality Control/Quality Assurance

Karsten Houm                            Stephen D. Okland
President                               Vice President
Unitor (a shipping company)             Alternate Care Sales

                                        Herschel Q. Peddicord
N.C. Joseph Lai, Ph.D.                  Senior Vice President
Vice Chairman of the Board, Secretary, Hospital Sales, Marketing & Engineering Senior Vice President
Criticare Systems, Inc.                 Richard J. Osowski
                                        Senior Vice President--Finance
                                        Assistant Secretary

Gerhard J. Von der Ruhr
Chairman of the Board, Treasurer,       Gerhard J. Von der Ruhr
President                               Chairman of the Board
Criticare Systems, Inc.                 President

FACT SHEET

FACT SHEET AS OF JULY 1, 1995
COMMON STOCK MARKET PRICE RANGE AND DIVIDEND POLICY

Criticare Systems, Inc. common stock is traded on the NASDAQ National Market System (NASDAQ symbol CXIM). As of June 30, 1995, there were approximately 435 holders of record of CSI's common stock. The Company has never paid dividends on its common stock and has no plans to pay cash dividends in the foreseeable future.


                                              Year Ended June 30,
-------------------------------------------------------------------------------
                                    1995                       1994
-------------------------------------------------------------------------------
Quarter Ended                  High         Low              High         Low
September 30                  $2-5/8       $1-7/8           $2-3/8     $1-11/16
December 31                   $2-3/8       $1-15/16         $2-3/4     $1-3/4
March 31                      $2-3/16      $1-5/8           $2-1/2     $1-3/4
June 30                       $2-3/8       $1-7/8           $2-5/8     $1-13/16
-------------------------------------------------------------------------------

CORPORATE GENERAL COUNSEL
Reinhart, Boerner, Van Deuren,
Norris & Rieselbach, s.c.
Milwaukee, Wisconsin

PATENT, TRADEMARK AND
COPYRIGHT COUNSEL
Willian Brinks Olds Hofer
Gilson & Lione, Ltd.
Chicago, Illinois

TRANSFER AGENT AND REGISTRAR
Firstar Trust Company
Milwaukee, Wisconsin

AUDITORS
Deloitte & Touche LLP
Milwaukee, Wisconsin

CORPORATE HEADQUARTERS
20925 Crossroads Circle
Waukesha, WI 53186
U.S.A.

NASDAQ SYMBOL:  CXIM

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting of stockholders
will be held on Friday, November 10, 1995 at 3:30 p.m. at the Company's corporate headquarters in Waukesha, Wisconsin.

FORMS 10-K AND 10-Q
The Company has filed an annual
report with the Securities and Exchange
Commission on Form 10-K.
The Company also files quarterly
reports on Form 10-Q.  Stockholders
may obtain copies of these reports,
without charge, by writing:
    Secretary
    Criticare Systems, Inc.
    20925 Crossroads Circle
    Waukesha, Wisconsin 53186
    U.S.A.

[CRITICARE SYSTEMS, INC. LETTERHEAD]

1995 Annual Report



















[CRITICARE SYSTEMS, INC. LOGO]