Form 10-K405, Exhibit 13
period 1996-06-30
CRITICARE SYSTEMS INC /DE/
filed 1996-09-27
CIK 812121

                                                                   EXHIBIT 13.1


                            FINANCIAL HIGHLIGHTS


                                             Years Ended June 30,
- ----------------------------------------------------------------------------------------
                        1996          1995         1994         1993         1992
- ----------------------------------------------------------------------------------------
Net Sales              31,528,266  $28,660,275  $30,114,679  $29,195,578  $26,229,673

Income (Loss) Before
 Income Taxes          (4,280,989)     175,643      114,141      167,753     (284,152)

Net Income (Loss)      (4,330,989)     105,643       64,141      114,753     (223,152)

Earnings (Loss) Per
 Share--Fully Diluted       (0.63)        0.02         0.01         0.02        (0.03)

Average Shares
 Outstanding            6,913,557    6,764,236    6,719,979    6,798,155    6,564,326

Stockholders' Equity   13,917,549   17,130,449   17,022,753   16,958,709   16,763,225

Long-term Obligations   4,669,975    3,646,867    3,835,751    4,021,226           --

Working Capital        10,282,033   13,401,741   13,258,880   12,725,583   13,248,113

Total Assets           27,075,922   25,468,428   25,171,231   24,418,857   20,469,645
- ----------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Income expressed as percentages of net sales.

                                               PERCENTAGE OF NET SALES
                                               YEARS ENDED JUNE 30,
- ------------------------------------------------------------------------------
                                                  1996     1995     1994
- ------------------------------------------------------------------------------
        Net sales                                100.0%   100.0%   100.0%
        Cost of goods sold                        52.5     50.3     49.5
- ------------------------------------------------------------------------------
        Gross Profit                              47.5     49.7     50.5
- ------------------------------------------------------------------------------
        Operating expenses:
        Marketing                                 37.1     34.9     32.6
        Research, development and engineering      8.1      6.7      7.9
        Administrative                             6.0      6.3      6.5
- ------------------------------------------------------------------------------
        Total                                     51.2     47.9     48.8
- ------------------------------------------------------------------------------
        Income (loss) from operations             (3.7)     1.8      1.7
        Interest expense                          (1.4)    (1.3)    (1.3)
        Interest income                             .1      0.6      0.2
        Equity in loss of investments             (8.6)    (0.5)    (0.2)
- ------------------------------------------------------------------------------
        Income (loss) before income taxes        (13.6)     0.6      0.4
        Income tax provision                        .1      0.2      0.2
- ------------------------------------------------------------------------------
        Net (loss) income                        (13.7)%    0.4%     0.2%
- ------------------------------------------------------------------------------


FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO JUNE 30, 1995

Net sales for the twelve months ended June 30, 1996 increased 10% to $31,528,266 from $28,660,275 for the twelve months ended June 30, 1995. Domestic hospital sales increased 25% due primarily to the introduction of new Scholar(TM) Vital Signs monitors and ECG telemetry. Alternate care and foreign sales both increased modestly, 1% and 3%, respectively, related to increased vital signs monitor sales.

The gross profit percentage decreased to 47.5% in fiscal 1996 from 49.7% in fiscal 1995. This decrease was due primarily to continued price competition in the oximetry and gas product lines affecting both the alternate care and foreign sales markets. Although the company has developed and released lower cost vital sign monitors and continues to develop lower cost oximeters and gas products, the effect of pricing competition may continue to negatively affect gross profit margins.

Operating expenses of $16,155,513 for fiscal 1996 increased 17.7% from the $13,723,594 for fiscal 1995. As a percentage of net sales, operating expenses increased to 51.2% from 47.9% in fiscal 1996 and 1995, respectively. Marketing expenses for fiscal 1996 increased 17% to $11,686,368 from $10,014,656 for fiscal 1995 due primarily to increased domestic hospital sales staffing, advertising and promotion. Research, development and engineering expenses for fiscal 1996 increased 35%, or $670,308 from fiscal 1995 expense levels due to increased staffing and project costs related to vital signs, digital oximetry, and MPT(TM) (Multiple Parameter Telemetry) product development. Administrative expenses increased 5% or $89,899 when compared to fiscal 1995 due to increased legal and professional consulting expenses.

Interest expense increased during fiscal 1996 due to increased short term line of credit borrowing and the $1,240,000 note related to the Immtech International, Inc. stock purchase. Interest income declined due to lower cash balances invested during fiscal 1996. Equity in loss of investments increased to $2,716,163 during fiscal 1996 due to the purchase of 2,200,000 shares of Immtech International, Inc. preferred stock and a note receivable of $50,000 at a cost of $2,136,000 and cash advances to the research and development start-up company of $580,163.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

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



                                                                    QUARTERS ENDED
               --------------------------------------------------------------------------------------------------------------------
                     Sept. 30,        Dec. 31,     March 31,       June 30,      Sept. 30,     Dec. 31,  March 31,   June 30,
                      1994             1994         1995             1995         1995          1995      1996        1996
- -----------------------------------------------------------------------------------------------------------------------------------
                                              (In thousands, except per share data)
Net sales                $6,534       $7,463         $7,227         $7,436         $6,958       $8,736     $7,711      $8,123
Gross profit              3,317        3,629          3,717          3,578          3,312        4,360      3,715       3,609
Income (loss) from
 operations                 264          304            148           (198)           182          287       (239)     (1,389)
Net income (loss)           116          153             53           (216)            64       (2,375)      (218)     (1,802)
Fully diluted net income
     (loss) per share       .02          .02            .01           (.03)           .01         (.35)      (.03)       (.26)
- -----------------------------------------------------------------------------------------------------------------------------------


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

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company used $1,767,603 of cash for operating activities in fiscal 1996, $1,576,304 for capital expenditures and sales demonstration equipment, $199,013 for retirement of long term debt, and $580,163 for advances to Immtech International, Inc.

The Company used $334,275 of cash for operating activities in fiscal 1995, $537,275 for capital expenditures, and $182,541 for retirement of long-term debt.

The mortgage note requires annual debt service payments of approximately $420,000 with a final payment of approximately $2,688,000 due in December 2003. The bank note requires annual debt service payments of approximately $137,000 through November 1997. The promissory note issued in connection with the Immtech acquisition requires quarterly interest payments with the $1,240,000 principal due in December 2002.

The Company expects its programs to increase accounts receivable collections, lower inventory levels, reduce product development tooling requirements, stabilize sales demonstration equipment levels and eliminate advances to Immtech International, Inc. to have a positive affect on cash flow activities in the next fiscal year. Consequently, the Company believes its research and development activities and other capital and liquidity requirements for the next one to two years will be satisfied by cash generated from operations, and if necessary, periodic utilization of a commercial bank line of credit of up to $4,000,000 currently in place. The Company is in the process of negotiating with the bank to renew the Company's annual line of credit which expires on October 31, 1996. The Company does not anticipate any difficulties will be encountered in renewing the credit agreement.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 1996, 1995 AND 1994



                                                        1996                    1995                            1994
- ------------------------------------------------------------------------------------------------------------------------------------

NET SALES (NOTE 9)                                    $31,528,266               $28,660,275                     $30,114,679
COST OF GOODS SOLD                                     16,531,970                14,419,179                      14,908,372
- ------------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                           14,996,296                14,241,096                      15,206,307
- ------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Marketing                                              11,686,368                10,014,656                       9,818,625
Research, development and engineering                   2,568,712                 1,898,404                       2,380,947
Administrative                                          1,900,433                 1,810,534                       1,952,306
Restructuring costs (Note 10)                                                                                        50,000
- ------------------------------------------------------------------------------------------------------------------------------------
Total                                                  16,155,513                13,723,594                      14,701,878
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                          (1,159,217)                  517,502                         504,429
- ------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
Interest expense                                         (447,348)                 (374,264)                       (386,896)
Interest income                                            41,739                   167,092                          56,608
Equity in loss of investments (Notes 1 and 3)          (2,716,163)                 (134,687)                        (60,000)
- ------------------------------------------------------------------------------------------------------------------------------------
Total                                                  (3,121,772)                 (341,859)                       (390,288)
- ------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                      (4,280,989)                  175,643                         114,141

INCOME TAX PROVISION (NOTES 1 AND 4)                       50,000                    70,000                          50,000
- ------------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                     $(4,330,989)                 $105,643                         $64,141
====================================================================================================================================

EARNINGS (LOSS) PER COMMON SHARE (NOTE 1):
Primary                                                     $(.63)                    $0.02                           $0.01
Fully diluted                                               $(.63)                    $0.02                           $0.01
- ------------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING:
Primary                                                 6,913,557                 6,709,485                       6,719,979
Fully diluted                                           6,913,557                 6,764,236                       6,719,979
====================================================================================================================================


See notes to consolidated financial statements.

                         CONSOLIDATED BALANCE SHEETS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1996 AND 1995


ASSETS                                                                     1996                              1995
- ---------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents (Note 1)                                      $   806,645                      $ 2,398,278
Accounts receivable, less allowance for doubtful accounts
 of $295,000 and $270,000, respectively                                   9,870,158                        8,608,340
Other receivables                                                           354,638                          279,458
Inventories (Notes 1 and 2)                                               7,550,858                        6,639,805
Prepaid expenses                                                            188,132                          166,972
- ---------------------------------------------------------------------------------------------------------------------
Total  current  assets                                                   18,770,431                       18,092,853
- ---------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT (NOTES 1 AND 5):
Land                                                                        925,000                          925,000
Building                                                                  3,600,000                        3,600,000
Machinery and equipment                                                   1,671,309                        1,586,177
Furniture and fixtures                                                      882,682                          859,182
Demonstration and loaner monitors                                         2,054,783                        1,402,841
Production tooling                                                        2,049,632                        1,208,032
- ---------------------------------------------------------------------------------------------------------------------
Property, plant and equipment - cost                                     11,183,406                        9,581,232
Less accumulated depreciation                                             3,290,760                        2,663,208
- ---------------------------------------------------------------------------------------------------------------------
Property,  plant  and  equipment - net                                    7,892,646                        6,918,024
- ---------------------------------------------------------------------------------------------------------------------
INVESTMENTS (NOTES 1, 3 AND 5)                                              300,000                          300,000
- ---------------------------------------------------------------------------------------------------------------------

OTHER ASSETS (NOTE 1):
License rights and patents - net                                             92,467                          108,373
Goodwill - net                                                               20,378                           49,178
- ---------------------------------------------------------------------------------------------------------------------
Total  other  assets                                                        112,845                          157,551
- ---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   $27,075,922                      $25,468,428
=====================================================================================================================


See notes to consolidated financial statements.


LIABILITIES AND STOCKHOLDERS' EQUITY                                    1996                              1995
- ---------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Borrowings under line of credit facility (Note 5)                       $ 2,300,000
Accounts payable                                                          3,609,188                      $ 2,661,558
Accrued liabilities:
     Compensation and commissions                                         1,040,441                          714,171
     Income taxes (Note 4)                                                                                    21,800
     Product warranties (Note 1)                                            300,000                          375,000
     Other (Note 6)                                                       1,029,072                          726,765
Current maturities of long-term debt (Note 5)                               209,697                          191,818
- ---------------------------------------------------------------------------------------------------------------------
Total current  liabilities                                                8,488,398                        4,691,112
- ---------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 5)                          4,669,975                        3,646,867
- ---------------------------------------------------------------------------------------------------------------------

CONTINGENCIES (NOTE 6)

STOCKHOLDERS' EQUITY (NOTE 7):
Preferred stock - $.04 par value, 500,000 shares
  authorized, no shares issued or outstanding
Common stock - $.04 par value, 10,000,000 shares authorized,
     7,128,272 and 6,697,218 shares issued and outstanding,
     respectively                                                           285,131                          267,889
Additional paid-in capital                                               11,995,118                       10,884,910
Retained earnings                                                         1,663,466                        5,994,455
Cumulative translation adjustments                                          (26,166)                         (16,805)
- ---------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                               13,917,549                       17,130,449
- ---------------------------------------------------------------------------------------------------------------------
TOTAL                                                                   $27,075,922                      $25,468,428
=====================================================================================================================


               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1996, 1995 AND 1994



                                                                    Additional                        Cumulative         Total
                                            Common Stock             Paid-In          Retained        Translation     Stockholders'
                                          Shares      Amount         Capital          Earnings        Adjustments        Equity
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 1, 1993                   6,697,218      $267,889     $10,884,910      $5,824,671        $(18,761)       $16,958,709

Foreign currency translation
  adjustments                                                                                               (97)               (97)
Net income                                                                               64,141                             64,141

- -----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1994                  6,697,218       267,889      10,884,910       5,888,812         (18,858)        17,022,753

Foreign currency translation
  adjustments                                                                                             2,053              2,053
Net income                                                                              105,643                            105,643

- -----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1995                  6,697,218       267,889       10,884,910      5,994,455         (16,805)        17,130,449

Common stock issued in connection
 with an acquisition                      333,154        13,326          882,674                                           896,000
Exercise of options and warrants           97,900         3,916          227,534                                           231,450
Foreign currency translation
 adjustments                                                                                             (9,361)            (9,361)
Net loss                                                                             (4,330,989)                        (4,330,989)

- -----------------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1996                  7,128,272      $285,131      $11,995,118     $1,663,466        $(26,166)       $13,917,549
===================================================================================================================================


See notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1996, 1995 AND 1994


                                                                        1996                   1995                 1994
OPERATING ACTIVITIES:
Net income (loss)                                                     $(4,330,989)           $105,643             $64,141
Adjustments to reconcile net income (loss) to net cash
  (used in) provided by operating activities:
     Depreciation                                                         601,682             528,260             576,917
     Amortization                                                          44,706             101,321             386,434
     Equity in loss of investments                                      2,716,163             134,687              60,000
     Changes in assets and liabilities:
         Accounts receivable                                           (1,261,818)            735,953          (1,201,080)
         Other receivables                                                (75,180)            (41,982)             67,296
         Inventories                                                     (911,053)         (2,268,256)            933,929
         Prepaid expenses                                                 (21,160)             (3,996)            161,883
         Accounts payable                                                 938,269             794,920             159,987
         Accrued liabilities                                              531,777            (420,825)            697,857
- ---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                    (1,767,603)           (334,275)          1,907,364
- ---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net                        (1,576,304)           (537,275)           (350,782)
Advances to Immtech International, Inc.                                  (580,163)
Cost of securing patents and license rights                                                                       (12,801)
- ---------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                  (2,156,467)           (537,275)           (363,583)
- ---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Borrowings under line of credit facility                                2,300,000
Principal payments on long-term debt                                     (199,013)           (182,541)           (169,611)
Proceeds from issuance of common stock                                    231,450
- ---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     2,332,437            (182,541)           (169,611)
- ---------------------------------------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                                                  (1,591,633)         (1,054,091)          1,374,170

CASH AND CASH EQUIVALENTS,
BEGINNING OF YEAR                                                       2,398,278           3,452,369           2,078,199
- ---------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
END OF YEAR                                                            $  806,645          $2,398,278          $3,452,369
===========================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
  Income taxes--net of refunds                                         $  133,783          $  103,920          $   16,549
  Interest                                                                414,784             375,343             387,467
Noncash investing and financing activities:
  The Company purchased Series A and B preferred stock
  of Immtech International, Inc. and note receivable in
  exchange for common stock and a note payable.  The
  amounts were as follows:
     Common stock                                                         896,000
     Note payable                                                       1,240,000
===========================================================================================================================



See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PRINCIPLES OF CONSOLIDATION--The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), Criticare (FSC), Inc. and CSI International (DISC). All significant intercompany accounts and transactions have been eliminated.

   CASH EQUIVALENTS--The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

   INVENTORIES--Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

   INVESTMENTS--The Company accounts for its investment in Intercare Technologies, Inc. ("Intercare") on the cost method and accounts for its investment in Immtech International, Inc. ("Immtech") and Blatz House Offices Limited Partnership (the "Blatz Partnership") on the equity method (see Note
   3).

   PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. Also, the Company has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building is being depreciated over 40 years, and the remaining assets are being depreciated over three to seven years, using primarily the straight-line method.

   CAPITALIZED SOFTWARE COSTS-- Certain costs incurred to develop software were capitalized and amortized over the expected sales life of the related product, generally three to seven years. Software development and design costs incurred prior to the establishment of a product's technological feasibility are expensed as incurred. Approximately $277,000 of amortization was charged to operations during 1994.

   LICENSE RIGHTS AND PATENTS--License rights and patents are amortized over the estimated useful lives of the related agreements using primarily the straight-line method. Approximately $42,000, $73,000 and $80,000 of amortization was charged to operations in 1996, 1995 and 1994, respectively. Accumulated amortization approximated $344,000 and $302,000 at June 30,
   1996 and 1995, respectively.


   GOODWILL--Goodwill is the excess of the cost over the fair value of the net assets of an acquired subsidiary and is being amortized on the straight-line method over approximately five years. Approximately $29,000 of amortization was charged to operations in 1996, 1995 and 1994. Accumulated amortization approximated $243,000 and $214,000 at June 30, 1996 and 1995, respectively.

   REVENUE RECOGNITION--Revenues and the costs of products sold are recognized as the related products are shipped.

   PRODUCT WARRANTIES--Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped.

   RESEARCH AND DEVELOPMENT EXPENSES--Research and development costs are charged to operations as incurred. Such expense approximated $2,400,000, $1,800,000 and $2,100,000 in 1996, 1995 and 1994, respectively.

   INCOME TAXES--The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

   FOREIGN CURRENCY TRANSLATION--The effects of unrealized exchange rate fluctuations from translating foreign currency assets and liabilities into United States dollars are accumulated as cumulative translation adjustments in stockholders' equity. Realized gains and losses from foreign currency transactions are included in operating results for the period.

   EARNINGS (LOSS) PER COMMON SHARE--Earnings (loss) per common share amounts are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Fully diluted earnings per common share assumes the additional potential dilution from the exercise of outstanding stock options.

   APPROVED ACCOUNTING STANDARDS--In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." This statement must be adopted by the Company in the fiscal year ending June 30, 1997. The Company has not analyzed the impact of adopting the new statement.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS--Certain amounts previously reported have been reclassified to conform to the current presentation.

2. INVENTORIES



      Inventories consist of the following:

                                       1996        1995
   Component parts                    $2,879,286  $2,996,313
   Work in process                     1,561,481   1,138,060
   Finished units                      3,110,091   2,505,432
   ---------------------------------------------------------
   Total inventories                  $7,550,858  $6,639,805
   ---------------------------------------------------------

3.   INVESTMENTS

   Investments consist of the following:


                                            1995        1994
   Intercare Technologies, Inc.           $300,000  $300,000
   Immtech International, Inc.                  --        --
   Blatz Partnership                            --        --
   ---------------------------------------------------------
   Total Investments                      $300,000  $300,000
   ---------------------------------------------------------


   INTERCARE TECHNOLOGIES, INC.--During 1992, the Company's subsidiary, Sleep Care, transferred certain assets to Intercare in exchange for 75,000 shares of convertible preferred stock with a market value of $300,000. The preferred stock is convertible at any time at the Company's option into an equivalent number of shares of Intercare common stock. At any time within four years after the date of conversion, the converted shares are redeemable at the Company's option for an amount equal to $4.00 per share. In connection with the transfer, Sleep Care licensed to Intercare the rights to certain intellectual property and technology, primarily license rights and patents, related to products previously marketed by Sleep Care. In exchange for the license rights, the Company is to receive royalties of 5% of the gross revenues from sales of products licensed under the agreement after February 1993. Royalties earned were approximately $33,000, $68,000 and $62,500 in 1996, 1995 and 1994, respectively. The license agreement is in effect through February 1997 or until approximately $430,000 in royalties have been received, whichever is earlier. Upon conclusion of the term of the license agreement, Sleep Care will sell the intellectual property and technology to Intercare. The assets retained by Sleep Care, which are fully amortized as of June 30, 1996, were amortized over the greater of the straight line method over the term of the license agreement or by the amount of royalties received. Amortization of the intellectual property approximated $8,000, $68,000 and $73,000 in 1996, 1995 and 1994,
   respectively.

   IMMTECH INTERNATIONAL, INC.--During 1989, the Company acquired an initial investment interest in the common stock of Immtech International, Inc. ("Immtech") for $500,000. Immtech is a development stage biopharmaceutical
   focused on the development of therapeutic products based     on a modified
   form of protein occurring naturally in the body known as C-Reactive Protein ("CRP") and a form of that protein, identified as modified CRP ("mCRP") and diagnostic products which monitor long-term diabetes control and detect chronic alcoholism. Certain officers and directors of the Company serve in similar capacities at Immtech.

   On December 21, 1996, the Company's subsidiary, Criticare Biomedical, purchased from Marquette Venture Partners II, L.P. and MVP Affiliates Fund, L.P. (collectively, the "Sellers") 1,000,000 shares of the $.01 par value Series A Preferred Stock ("Series A"), 1,200,000 shares of the $.01 par value Series B Preferred Stock ("Series B") of Immtech and a promissory note payable by Immtech to the Sellers in the principal amount of $50,000 for approximately $2,136,000, payable in the form of 333,154 shares of the Company's common stock and a note payable for $1,240,000. The Series A and Series B preferred stock are convertible by the holders to an equivalent number of shares of Immtech common stock and are redeemable at the option of the holders in December 1997.

   The Series A and Series B preferred stock have cumulative dividend preferences at a rate of 8% per annum. The Series A and Series B preferred stock contain voting rights equivalent to the number of shares of common stock issuable upon conversion.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The acquisition price has been assigned a value of approximately $2,136,000 based upon an estimate by Company management of the fair value of the consideration given by the Company. The investment in Immtech is accounted for using the equity method. The purchase price was allocated to in-process research and development and charged to expense as an investment loss upon the consummation of the agreement. There was no significant tax benefit available on this charge.


   The following is a summary of the Company's investment in and advances to Immtech as of June 30, 1996 and 1995:

                                                       1996       1995
   Investment in Immtech:
       Common Stock                             $   500,000  $ 500,000
       Series A and B preferred stock             2,086,000
       -----------------------------------------------------------------
       Total                                      2,586,000    500,000
       Advances to Immtech                          719,940     89,777
       -----------------------------------------------------------------
       Total                                      3,305,940    589,777
       Less investment losses recognized         (3,305,940)  (589,777)
       -----------------------------------------------------------------

       Net investment                           $         0  $       0
       -----------------------------------------------------------------

   The Series A and Series B preferred stock owned by the Company had a stated redemption value of approximately $3,150,000 as of June 30, 1996. The Company has recognized investment losses related to the investment in Immtech of $2,716,163, $134,687 and $60,000 in 1996, 1995 and 1994,
   respectively. As of June 30, 1996, the Company owned approximately 5.4% and 68.9% of Immtech's issued and outstanding common and preferred stock respectively, or approximately 34% of the common stock on a fully diluted and as converted basis.

   Immtech was incorporated in 1984. Immtech is in the development stage and has directed its efforts toward research and development, hiring scientific and management personnel, arranging for facilities, and conducting clinical trials. Immtech has no products currently available for sale, and none are expected to be commercially available for several years. Immtech has a March 31 fiscal year end.

   Since inception, Immtech has incurred accumulated losses of approximately $10,166,000 through March 31, 1996. Immtech is expected to continue to incur significant losses during the next several years. In addition, as of March 31, 1996, Immtech's current liabilities exceeded its current assets by approximately $1,764,000 and Immtech had a common stockholders' deficiency of approximately $6,634,000. In addition, Immtech was not in compliance with certain of its note agreements. Immtech is currently negotiating with the note holders to restructure the note agreements. These factors, among others, indicate that Immtech may be unable to continue as a going concern.

   Immtech's ability to continue as a going concern is dependent upon its ability to generate sufficient funds to meet its obligations as they become due and ultimately, to obtain profitable operations. Immtech's financial plans for the forthcoming year include the refinancing of existing debt, and continuing its efforts to obtain additional debt and/or equity financing.

   The following is summarized financial information for Immtech at March 31, 1996 and 1995 and for the years then ended.


                                                       1996         1995
   Current assets                                 $     14,000   $      8,000
   Noncurrent assets                                   104,000        146,000
   Current liabilities                               1,778,000      1,062,000
   Noncurrent liabilities                              384,000        383,000
   Redeemable preferred stock                        4,590,000      4,344,000
   Common stockholders' equity (deficit)            (6,634,000)    (5,635,000)
   Revenues                                            335,000        261,000
   Net loss                                           (760,000)    (1,432,000)
   Net loss attributable to common stockholders     (1,006,000)    (1,662,000)


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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   The carrying value of the investment is zero. Recognition of any income by the Company for its interest in the Blatz Partnership will occur only after the Blatz Partnership has earnings in excess of previously unrecorded losses.

   The following is summarized financial information for the Blatz Partnership at June 30, 1996 and 1995 and for the years then ended:


                                            1996            1995
   Current assets                      $    140,000   $     51,000
   Noncurrent assets                      4,332,000      4,407,000
   Current liabilities                    1,477,000        116,000
   Noncurrent liabilities                 4,679,000      5,564,000
   Net deficit                           (1,684,000)    (1,222,000)
   Revenues                                 717,000        580,000
   Net loss                                (462,000)      (615,000)


4. INCOME TAXES

   The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is to be recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss, and tax credit carryforwards.

   Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:


                                                                     JUNE 30,      JUNE 30,        JULY 1,
                                                                       1996          1995           1994
   Deferred income tax assets:
       Accounts receivable and sales allowances                    $   312,000    $   249,000   $  187,000
       Inventory allowances                                             43,000         32,000       41,000
       Product warranties                                              117,000        127,000      110,000
       Other accrued liabilities                                        80,000         97,000       76,000
       Federal net operating loss carryforwards                        736,000         35,000       93,000
       State net operating loss carryforwards                          188,000        132,000       91,000
       Federal tax credit carryforwards                                198,000        152,000      188,000
       Investment losses not deducted                                1,307,000        233,000      180,000
   ------------------------------------------------------------------------------------------------------------
       Total deferred income tax assets                              2,981,000      1,057,000      966,000
   ------------------------------------------------------------------------------------------------------------
   Deferred income tax liabilities:
       Excess of tax overbook depreciation and amortization           (928,000)      (765,000)    (642,000)
       Prepaid expenses                                                 (5,000)        (7,000)      (6,000)
       Reversal of DISC income                                                                     (66,000)
   ------------------------------------------------------------------------------------------------------------
       Total deferred income tax liabilities                          (933,000)      (772,000)    (714,000)
   ------------------------------------------------------------------------------------------------------------
   Valuation allowance                                              (2,048,000)      (285,000)    (252,000)
   ------------------------------------------------------------------------------------------------------------
   Net deferred income taxes recognized in the
       consolidated balance sheets                                 $         0    $         0   $        0
   ------------------------------------------------------------------------------------------------------------

   At June 30, 1996, the Company had available for federal income tax purposes approximately $87,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $3,500,000 of state net operating loss carryforwards, which expire in 2003 through 2009, available to offset certain future state taxable income.


    The income tax provision consists of the following:

                                                                               1996      1995       1994
    Current
         Federal                                                             $35,000    $57,000    $40,000
         State                                                                15,000     13,000     10,000
    Total income tax provision                                               $50,000    $70,000    $50,000


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:


                                                                                1996     1995     1994
    Federal statutory income tax rate                                          (34.0)%   34.0%    34.0%
    State income taxes, net of federal benefit                                            4.9      5.8
    Non-deductible life insurance premiums                                                1.4     18.6
    Non-deductible losses of subsidiaries                                       21.6      8.7     22.4
    Non-deductible meals and entertainment expenses                                       9.1      6.1
    Goodwill amortization                                                                 5.6      8.6
    Benefit of foreign sales corporation                                                (14.4)   (20.3)
    Benefit of federal and state net operating loss carryforward recognized             (11.4)   (32.4)
    Losses for which no benefit was provided                                    13.4
    Other-net                                                                     .1      2.0      1.0
    ----------------------------------------------------------------------------------------------------
    Effective income tax rate                                                   1.1%     39.9%    43.8%
    ----------------------------------------------------------------------------------------------------


5. LINE OF CREDIT FACILITY AND LONG-TERM DEBT


   Long-term debt consists of the following:


                                                                                             1996          1995
     Mortgage note, 9.625%, due in monthly installments
       of $34,983 with a final payment of $2,688,336
       due in December 2003, collateralized by real estate
       with a carrying value of approximately $4,204,000
       at June 30, 1996                                                                   $3,457,048     $3,539,727
     Bank note 8.5%, due in monthly installments of
       $11,440 through November 1997, collateralized
       by certain machinery and equipment with a
       carrying value of approximately $155,000 at
       June 30, 1996                                                                         182,624        298,958
     Promissory note, 7%, interest payable quarterly,
       principal due in December 2002, collateralized by
       the Company's investment in Immtech preferred stock                                 1,240,000
   ----------------------------------------------------------------------------------------------------------------------
     Total                                                                                 4,879,672      3,838,685
     Less current maturities                                                                 209,697        191,818
   ----------------------------------------------------------------------------------------------------------------------
     Long-term debt                                                                       $4,669,975     $3,646,867
   ----------------------------------------------------------------------------------------------------------------------

   Aggregate annual principal payments required under terms of the long-term debt agreements are as follows:


            FISCAL YEAR ENDING JUNE 30,                                                        PRINCIPAL PAYMENTS
                      1997                                                                          $  209,697
                      1998                                                                             155,363
                      1999                                                                             109,354
                      2000                                                                             120,356
                      2001                                                                             132,465
                   Thereafter                                                                        4,152,437
              --------------------------------------------------------------------------------------------------
                      Total                                                                         $4,879,672
              --------------------------------------------------------------------------------------------------


   The Company has a $4,000,000 line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line are payable on demand with interest payable monthly at the bank's reference rate (8.25% as of June 30, 1996). As of June 30, 1996, there were $2,300,000 of borrowings against the line. There were no borrowings against the line as of June 30, 1995. The line expires on October 31, 1996.

   The fair value of the Company's long-term debt and line of credit facility approximates its carrying value as of June 30, 1996.

6. CONTINGENCIES

   The Company is involved in various lawsuits that have arisen from the normal conduct of business. These proceedings are handled by outside counsel.
   In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   statements.

   The Company has received two grants from the State of Wisconsin for research and development of certain products. The grants are to be repaid only upon successful completion and marketing of the related product. Repayment of these grants is to be made on a sales by unit basis, up to an aggregate of $600,000. Repayments approximated $30,000, $32,000 and $58,000 in 1996,
   1995 and 1994, respectively, and in aggregate, approximated $232,000 as of June 30, 1996. The repayments are charged to expense as the related products are sold. The Company has been awarded a third grant from the State of Wisconsin for an amount up to $100,000 which requires repayment of the grant amount plus interest at 8%, and the Company is also required to pay a royalty in the amount of 1% of net sales of the related product for a five year period, as defined. No funds have been received under this grant at June 30, 1996.

7. STOCKHOLDERS' EQUITY

   STOCK OPTIONS--In December 1992, the Board of Directors approved a new Employee Stock Option Plan and Non-Employee Stock Option Plan. No new stock options can be granted under the Employee Stock Option Plan and Non-Employee Stock Option Plan which existed prior to the approval of the new plans.
   The Board of Directors has authorized in connection with these new plans the issuance of 1,220,000 reserved shares of common stock of which 250,150 reserved shares of common stock remain available for future issuance under the stock option plans at June 30, 1996. The activity during 1994, 1995 and 1996 for the above plans are summarized as follows:

                                                                                                NUMBER OF        STOCK  OPTIONS
                                                                                                 SHARES            PRICE RANGE
          Outstanding at July 1, 1993                                                           709,466             $2.00-8.50
             Granted                                                                            451,000              1.88-2.25
             Cancelled                                                                         (287,716)             2.00-6.13
         -----------------------------------------------------------------------------------------------------------------------
          Outstanding at June 30, 1994                                                          872,750              1.88-8.50
             Granted                                                                            421,500              2.00-2.19
             Cancelled                                                                         (253,350)             1.88-2.75
         -----------------------------------------------------------------------------------------------------------------------
          Outstanding at June 30, 1995                                                        1,040,900              1.88-8.50
             Granted                                                                            246,000              2.13-3.75
             Cancelled                                                                         (123,580)             2.00-5.75
             Exercised                                                                          (93,900)             2.00-2.63
         -----------------------------------------------------------------------------------------------------------------------
          Outstanding at June 30, 1996                                                        1,069,420              1.88-8.50
         -----------------------------------------------------------------------------------------------------------------------
          Exercisable at June 30, 1996                                                          513,420              1.88-8.50
         -----------------------------------------------------------------------------------------------------------------------

   Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than five years after the date of grant. A substantial portion of the options issued are contingent on future services or future events.

   The Company has a Purchase and Supply Agreement and Option Agreement with a hospital purchasing alliance (the "Alliance"). During 1994, the Company granted the Alliance options to purchase 100,000 shares at $2.00 per share, the market price on the date of the grant. The Company also agreed to grant the Alliance up to 50,000 additional options per year, beginning in 1995 and for each of the subsequent two years, as defined in the agreement, if certain annual aggregate dollar volumes of purchases are made. The Alliance did not earn the additional options in 1996 and 1995. The exercise price of the additional options is the last sale price reported on the day prior to the grant date each year. These options are not included in the preceding stock option table.

   At June 30, 1996, 1,469,570 shares of common stock were reserved under the above plans and arrangements.

   STOCK WARRANTS--In September 1995, the Company executed a warrant agreement with a consultant. The warrant agreement provides for the issuance to the consultant of warrants to purchase up to 150,000 shares of the common stock of the Company, exercisable at a price of $2.00 per share. The warrant was exercisable as to 37,500 shares upon execution of the agreement and the warrants to purchase the remaining 112,500 shares become exercisable if certain performance parameters are achieved by September 1996. No such parameters were achieved during the year ended June 30, 1996.

   The warrant holder exercised rights to purchase 4,000 shares during the year ended June 30, 1996. Warrants to purchase 33,500 shares are exercisable as of June 30, 1996. Such warrants expire in September 2000.

8. EMPLOYEE BENEFIT PLAN

   The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $61,000, $40,000 and $42,000 in 1996, 1995 and 1994,
   respectively.

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

    Criticare International coordinates substantially all international sales and distribution. Identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:


                                      1996          1995         1994

         Europe                    $ 6,417,000  $ 5,910,000   $  5,416,000
         Pacific Rim                 4,147,000    4,013,000      4,430,000
         Canada and South America    4,012,000    4,146,000      4,119,000
         -----------------------------------------------------------------
         Net export sales          $14,576,000  $14,069,000    $14,010,000
         -----------------------------------------------------------------

10. RESTRUCTURING COSTS

    In December 1993, the Company incurred $550,000 of restructuring costs. The restructuring costs included severance expenses associated with the elimination of certain middle management and technical positions and the costs associated with the discontinuance of certain products.

                         INDEPENDENT AUDITORS REPORT

To the Stockholders and Directors of Criticare Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                                   Deloitte & Touche LLP
                                                   Milwaukee, Wisconsin
                                                   August 2, 1996