Form 10-K405, Exhibit 13
period 1997-06-30
CRITICARE SYSTEMS INC /DE/
filed 1997-10-14
CIK 812121

                                   EXHIBIT 13

MISSION STATEMENT


                                  [CSI LOGO]


                Founded in 1984, Criticare Systems, Inc. (CSI) is

             dedicated to addressing the needs of a rapidly changing

                 health care system by designing, manufacturing,

                 and marketing cost-effective patient monitoring

               systems and noninvasive sensors--using proprietary

                  technology--that reduce health care costs and

                          improve patient management.

FINANCIAL HIGHLIGHTS

                                                        Years Ended June 30,
                                 --------------------------------------------------------------------
                                    1997            1996           1995           1994         1993
                                 --------------------------------------------------------------------
Net Sales                        $26,235,355    $31,528,266    $28,660,275   $30,114,679  $29,195,578
Income (Loss) Before Income
   Taxes and Extraordinary Gain   (2,749,435)    (4,280,989)       175,643       114,141      167,753
Net Income (Loss)                 (2,179,489)    (4,330,989)       105,643        64,141      114,753
Net Income (Loss) Per
   Common Share                        (0.30)         (0.63)          0.02          0.01         0.02

Average Shares
   Outstanding                     7,267,184      6,913,557      6,764,236     6,719,979    6,798,155
Stockholders' Equity              14,227,135     13,917,549     17,130,449    17,022,753   16,958,709

Convertible Debentures             1,836,323

Other Long-term Obligations        3,274,611      4,669,975      3,646,867     3,835,751    4,021,226
Working Capital                   12,053,165     10,282,033     13,401,741    13,258,880   12,725,583
Total Assets                      25,145,066     27,075,922     25,468,428    25,171,231   24,418,857


LETTER TO STOCKHOLDERS



Dear Fellow Stockholders:

During this past fiscal year, your Company made significant technical progress. In January, we received clearance from the Food and Drug Administration (FDA) to market our new telemetry system and filed for a number of patents to cover the innovative technologies used in this remarkable system. The telemetry system consists of three individual elements: the patient-borne monitor (MPT(TM)), the central station (VitalView(TM)) which collects and displays all of the information and a total disclosure system (MicroView(TM)) which analyzes the cardiovascular status of a patient over a 72-hour period.

With FDA clearance, your Company was able to start promoting the MPT System in the third quarter to institutions beyond our beta sites. We are proud to announce that the Company has already sold systems to several prestigious teaching institutions in the United States and abroad. In addition, several community-based hospitals, which are the backbone of the American health care system, have also acquired MPT Systems. Many of these institutions have been impressed with the system's capability and flexibility as well as its ability to help reduce costs and improve patient care.

Criticare is the first company in the world to introduce a patient-borne, multi-parameter monitoring device that uses state-of-the-art telemetry to transmit its signal to a central station. We are especially proud of the fact that our system easily and economically addresses the four key parameters required of health care professionals to assess a patient's status (ECG, heart rate, blood pressure and oxygen saturation). Our major competitors, companies with far greater resources, are still trying to accomplish the same. This achievement, like many in the health care industry, is an example of true innovation coming from a smaller company that can turn concepts into real, marketable products more quickly and efficiently than its larger competitors. We believe that multiple parameter telemetry will soon become the accepted standard throughout the health care delivery system.

As we communicated earlier, your Company made a strategic investment in Immtech International, Inc., a Chicago-based company devoted to developing new drugs that will improve "disease state management" in cancer and AIDS patients. During the last year, Immtech made major advances in the research of cancer treatment. Pre-clinical tests have shown that the growth of prostatic tumor cells was slowed and the shedding of the PSA tumor antigen is markedly reduced with the help of Immtech's proprietary compound rmCRP. Further research has indicated that the injection of this compound can slow the spread of cancer in advanced stages, such as metastasis. Immtech's researchers were also able to achieve a major commercial breakthrough by lowering the production costs of rmCRP. Most of Immtech's technology is covered by patents; and during this past year, a vital patent covering the Company's proprietary compound was issued. Although Immtech will likely need significant additional capital to continue as a going concern, we believe that the advances made by Immtech during the last year continue to strengthen its viability.

With today's emphasis on managed care, Criticare has positioned itself to address its key issues: how to improve clinical outcomes, reduce costs and better manage patients by managing their disease states.

While this past year's sales and earnings were disappointing, we believe we have properly positioned the Company to increase sales, improve profit margins and ultimately enhance stockholder value. In addition, we intend to focus our activities on reducing inventory levels and increasing our accounts receivable collection activities. Your management is looking at the future with great confidence and is convinced that the decisions we have made will allow the Company to take advantage of opportunities that will continue to surface as a result of the changing health care environment.

On behalf of the management and the Board of Directors, we would like to thank our devoted associates, our loyal customers, our quality-conscious vendors and our dedicated stockholders for their continued support.

Sincerely,



/s/ Gerhard J. Von der Ruhr
Gerhard J. Von der Ruhr                          N.C. Joseph Lai, Ph.D.
President and Chief Executive Officer            Senior Vice President

        INNOVATIVE AND CORE PRODUCTS SET STAGE FOR STABILITY AND GROWTH

Regardless of the clinical environment, Criticare offers reliable, cost-effective monitors that facilitate patient management and greatly improve quality of care. Since its inception, Criticare pulse oximetry and capnography systems have had a strong presence wherever patients were under general anesthesia or conscious sedation (operating room, surgicenter, endoscopy lab, cardiac cath lab, oral and maxillofacial surgery, plastic and reconstructive surgery, etc.).

Now, with multiple parameter telemetry capability, Criticare has the opportunity to expand its presence throughout the hospital and other patient care areas. Because the MPT(TM) System employs technologies unique to Criticare, we have a strong competitive advantage over larger companies with greater market presence in these broader segments of the healthcare market. Further, we believe that establishing Criticare as an innovator in monitor`ing technology will bolster our reputation in our traditional market segments--anesthesiology and post-anesthesia care as well as alternate care (non-hospital) areas. Thus, we anticipate that sales of what have been our core products (pulse oximeters, capnographs and vital signs monitors) will benefit from this innovation.

Innovative Products Position Company for Growth

The MPT System is the first system in the world capable of comprehensively monitoring an ambulatory patient for multiple vital signs: ECG (electrocardiogram), NIBP (non-invasive blood pressure), HR (heart rate or pulse) and SpO2 (oxygen saturation). Knowledge of these vital signs (in real-time and trend form) is essential in assessing patient condition and in determining when it is safe to move a patient from a very expensive care area (i.e., the ICU) to a less expensive care area (step-down ICU or general medical unit) and eventually to patient discharge.

". . . Multiparameter telemetry and ECG telemedicine are the segments of the market that will drive expansion in the overall market."


". . . The recent emphasis by managed care organizations on cost containment has translated into a tendency to move patients expeditiously from high- cost critical care units to step-down care facilities where patients need continuous vital signs monitoring but do not need individuated nursing care. This represents a boom in demand for telemetry systems, especially the cutting edge multi-parameter systems that are capable of monitoring non-invasive blood pressure and pulse oximetry in addition to ECG. . ."

          Telemetry Monitoring Report, MarketLine International, pg. 1

[ARTWORK]

The  addition  of  blood  pressure  and  oxygen   saturation   capabilities   in
patient-borne telemetry systems has provided an application for continuous surveillance of subacute respiratory and surgical patients. Many of the hospitals that are presently using the MPT System have reported substantial improvements in their delivery of patient care along with significant cost savings.

   INNOVATIVE AND CORE PRODUCTS SET STAGE FOR STABILITY AND GROWTH

"Criticare has been directly responsible for a dramatic reduction in cost at the University of Maryland."

Tessa Abate, Senior Capital Equipment Buyer
University of Maryland Hospital
Baltimore, Maryland

". . . It really has been great to have the technology that allows a community hospital of our size to have clinical data available where you need it most--at the bedside. . . Since we've gone with the MPT System house-wide, we went back to a regular medical/ surgical room rate and only charge patients for their use of telemetry . . ."

Roberta Horcher, RN, Director
of Cardiology Services
Holy Family Medical Center
Des Plaines, Illinois

[ARTWORK]

In addition to the accurate monitoring of multiple parameters (ECG, NIBP, HR and SpO2), another unique aspect of the MPT System is its transceiver technology and the radio frequency it employs. Only the MPT telemetry system permits signals to travel in both directions (data from the patient to the central station and commands from the central station to the patient). Such information flow is essential to maximize department efficiency and clinical efficacy.


     "MPT (ECG, HR, BP, SpO2) is vastly superior to ECG only telemetry and has the potential to eliminate routine vital signs gathering, allowing the care giver to spend more time with the critical patient."

Stephen Cohn, M.D. Chief of Trauma Surgery
Ryder Trauma Center
Miami, Florida

According to Medical Strategic Planning, Inc.'s recent Emerging Hospital Monitoring Markets report, the MPT System from Criticare is the only technology in the field of ambulatory care rated "outstanding."

Another unique feature of the MPT System is the Total Disclosure option (MicroView(TM)). With this, clinicians can collect and analyze a full 72 hours of patient data (this is the average length of stay in an ICU or step-down ICU) which can then be easily transferred into the hospital's information system. The availability of such data is essential for proper analysis of clinical outcomes, cost justification and proper patient management. By having a flexible multi-parameter telemetry system, virtually any bed in the hospital can be turned into a monitored bed. Whether in the emergency room or on the general medical floor, with Total Disclosure a hospital is better protected against potential misdiagnosis of acute MIs (heart attacks). Historically, up to 13% of acute MI patients are not recognized by the emergency room physician. Rather, they are sent home where the mortality rate can be as high as 25%. Collecting the most critical vital signs over a substantial period of time also enables the hospital to perform outcome research--the first step in assessing true costs by type of patient and procedure.

An industry study recently concluded that "multiparameter telemetry systems definitely represent the future of telemetry monitoring and may well represent the future of the overall patient monitoring market." With its MPT System and related VitalView Central Station and MicroView Total Disclosure System, Criticare has positioned itself to be a strong partner for any hospital that is serious about analyzing its performance.

[ARTWORK]

CORE PRODUCTS ADDRESS EVERYDAY NEEDS OF HEALTH CARE PROVIDERS

MODEL 506DX

The Company's new Model 506DX improves patient care while enhancing productivity by combining three commonly used functions (blood pressure, temperature and SpO2) in one portable, cost-effective monitor.

While competitive blood pressure monitors overinflate the cuff, then slowly step down the pressure to take a reading, Criticare's proprietary ComfortCuff (TM) technology permits the reading to be taken on inflation, causing less discomfort or even trauma to the patient. Criticare's unique DOX(TM) oximetry offers enhanced performance on patients where previously it was difficult to obtain a reading.

        [ARTWORK]

Also incorporated in the product is IVAC(R) temperature technology which provides temperature readings in seconds. During fiscal 1997, Criticare entered into a marketing agreement with Alaris (formerly Imed and IVAC) to distribute this product to hospitals in the U.S. and Canada. The 506DX has been well received because it permits hospital staff to take the necessary readings in less time and with greater accuracy.

SCHOLAR I AND SCHOLAR II VITAL SIGN MONITORS

Criticare's product family of Scholar monitors are addressing the needs of certain surgical environments as well as recovery rooms and step-down ICU areas. Their portability and broad range of parameter options make them ideal products for a variety of applications in hospitals and non-hospital healthcare settings.

        [ARTWORK]

POET(TM) GAS MONITORS

Criticare's proprietary gas technology is still the gold standard in the industry. Our POET IQ is the only bedside system that can identify any of five different anesthetic agents in a mixture. In addition to our direct sales, Criticare has begun to aggressively cultivate the OEM potential for this technology. We believe there will be a continued demand for this kind of monitoring worldwide.

        [ARTWORK]

UPDATE ON IMMTECH INTERNATIONAL, INC.

Your Company's investment in Immtech has enabled several major accomplishments this year, including:

- rmCRP has demonstrated the ability to reduce growth of prostatic tumor cells.

- Research has revealed that patients with advanced cancers (i.e. metastatic disease) lack the normal form of rmCRP. We believe that restoring a normal level of rmCRP by injection could be helpful in limiting the spread of the disease.

- Significant reduction in the cost to produce mCRP.

- A vital patent covering rmCRP has been granted which will play a pivotal role in protecting Immtech's unique technology.

Results of Operations

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations expressed as percentages of net sales.

                                                        Percentage of Net Sales
                                                           Years Ended June 30,
--------------------------------------------------------------------------------
                                                  1997      1996      1995
--------------------------------------------------------------------------------
Net sales                                        100.0%    100.0%    100.0%
Cost of goods sold                                53.6      52.5      50.3
--------------------------------------------------------------------------------
Gross profit                                      46.4      47.5      49.7
--------------------------------------------------------------------------------
Operating expenses:
Marketing                                         33.4      37.1      34.9
Research, development and engineering              8.8       8.1       6.7
Administrative                                     9.6       6.0       6.3
--------------------------------------------------------------------------------
Total                                             51.8      51.2      47.9
--------------------------------------------------------------------------------
Income (loss) from operations                     (5.4)     (3.7)      1.8
Interest expense                                  (4.0)     (1.4)     (1.3)
Interest income                                     .1        .1        .6
Equity in loss of investments                     (1.2)     (8.6)      (.5)
--------------------------------------------------------------------------------
Income (loss) before income taxes and
    extraordinary gain                           (10.5)    (13.6)       .6
--------------------------------------------------------------------------------
Income tax provision                                          .2
Extraordinary gain on extinguishment of debt       2.2
--------------------------------------------------------------------------------
Net income (loss)                                 (8.3)%   (13.7)%      .4%
--------------------------------------------------------------------------------

Fiscal Year Ended June 30, 1997 Compared to June 30, 1996

Net sales for the twelve months ended June 30, 1997 decreased 17% to $26,235,355 from $31,528,266 for the twelve months ended June 30, 1996. Domestic hospital sales decreased 40%, due to lower unit sales in all products and continued competitive pricing conditions. In addition, marketing and sales efforts in this division were concentrated on the market introduction of the MPT(TM)/VitalView(TM) telemetry product. Alternate care sales decreased 12% and international sales decreased 8%, due primarily to lower oximeter and gas monitor sales due to a combination of competitive pricing and market demand conditions in these two market areas.

The gross profit percentage decreased to 46.4% in fiscal 1997 from 47.5% in fiscal 1996. This decrease was due primarily to increased manufacturing expenses related to new product introductions, the effect of lower sales volume on fixed manufacturing expenses and continued price competition in the oximetry product line affecting both the alternate care and international sales markets. Although the Company has developed and released lower cost vital signs and telemetry monitors and continues to develop lower cost oximeter and gas products, the effect of pricing competition may continue to negatively affect gross profit margins.

Operating expenses of $13,591,892 for fiscal 1997 decreased 16% from $16,155,513 for fiscal 1996. As a percentage of net sales, operating expenses increased to 51.8% in fiscal 1997 from 51.2% in fiscal 1996. Marketing expenses for fiscal 1997 decreased 25% to $8,761,731 from $11,686,368 for fiscal 1996 due primarily to decreased sales commissions related to the lower sales volume and lower advertising and sales promotion expenses. Research, development and engineering expenses for fiscal 1997 decreased 10%, or $248,057 from fiscal 1996 expense levels due to slightly lower staffing and project expenses. Administrative expenses increased 32% or $609,073 when compared to fiscal 1996 due to an increased provision for doubtful accounts receivable of $236,382 and costs associated with a
judgment against and the liquidation of Criticare   International GmbH
Marketing Services ("Criticare International") of $417,553 offset in part by lower insurance costs.

Interest expense increased during fiscal 1997 due to increased short-term line of credit borrowings and the interest and purchase discount associated with the $2,500,000 convertible debentures issued during February 1997. Interest income declined slightly due to lower cash balances invested during fiscal 1997. Equity in loss of investments for fiscal 1997 included cash advances of $24,000 to Immtech International, Inc. and a $300,000 charge related to the write-off of an investment in a sleep apnea company compared to the fiscal 1996 charge of $2,716,163 related to cash advances to and the purchase of 2,200,000 shares of Immtech International, Inc. preferred stock.

Extraordinary gain on extinguishment of debt in the amount of $569,946 resulted from the exchange of 200,000 shares of newly issued restricted Criticare common stock in full payment of the $1,240,000 promissory note plus accrued interest of approximately $110,000 associated with the fiscal 1996 purchase of Immtech International, Inc. preferred stock.

MANAGEMENT'S DISCUSSION AND ANALYSIS

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

Operating expenses of $16,155,513 for fiscal 1996 represented an increase of 17.7% from $13,723,594 for fiscal 1995. As a percentage of net sales, operating expenses increased to 51.2% in fiscal 1996 from 47.9% in fiscal 1995. Marketing expenses for fiscal 1996 increased 17% to $11,686,368 from $10,014,656 for fiscal 1995 due primarily to increased domestic hospital sales staffing, advertising and promotion. Research, development and engineering expenses for fiscal 1996 increased 35%, or $670,308 from fiscal 1995 expense levels due to increased staffing and project costs related to vital signs, digital oximetry, and MPT(TM) (Multiple Parameter Telemetry) product development. Administrative expenses increased 5% or $89,899 when compared to fiscal 1995 due to increased legal and professional consulting expenses.

Interest expense increased during fiscal 1996 due to increased short-term line of credit borrowing and the $1,240,000 note related to the Immtech International, Inc. stock purchase. Interest income declined due to lower cash balances invested during fiscal 1996. Equity in loss of investments increased to $2,716,163 during fiscal 1996 due to the purchase of 2,200,000 shares of Immtech International, Inc. preferred stock and a note receivable of $50,000 at a cost of $2,136,000 and cash advances to the company of $580,163.



Quarterly Results

The following table contains unaudited quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation. The Company recorded a charge of $2,136,000 for the investment loss related to the additional investment in Immtech International, Inc. in the quarter ended December 31, 1995 and charges of $418,000 for a judgement against and the liquidation of Criticare International and a $300,000 write-off of the Intercare Technologies, Inc. investment in the quarter ended June 30, 1997. These items were unusual, nonrecurring adjustments.

                                                                Quarters Ended
-------------------------------------------------------------------------------------------------------------------------
                    Sept. 30,    Dec. 31,     March 31,    June 30,     Sept. 30,      Dec. 31,     March 31,    June 30,
                      1995         1995         1996         1996          1996         1996          1997        1997
-------------------------------------------------------------------------------------------------------------------------
                                                    (in thousands, except per share data)
Net sales            $6,958       $8,736       $7,711       $8,123        $6,478       $6,581       $5,481       $7,695
Gross profit          3,312        4,360        3,715        3,609         3,124        3,061        2,444        3,547
Income (loss) from
  operations            182          287         (239)      (1,389)          230         (151)        (618)        (877)
Extraordinary gain
  on extinguishment
  of debt                                                                                              570
Net income (loss)        64       (2,375)        (218)      (1,802)           51         (297)        (284)      (1,649)
Net income (loss)
   per common
   share                .01         (.35)        (.03)        (.26)          .01        (.04)         (.04)        (.23)

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

Liquidity and Capital Resources

In fiscal 1997, the Company generated $1,491,171 from operating activities, $2,500,000 from the issuance of convertible debentures, $400,919 from the exercise of stock options and $180,000 from the exercise of warrants. The Company used $2,300,000 for the retirement of borrowings under the bank line of credit facility, $220,657 for costs associated with the issuance of the convertible debentures, $217,619 for retirement of long-term debt, $175,600 for capital expenditures and $24,000 for advances to Immtech International, Inc. These sources and uses of cash resulted in a net positive cash flow of $1,634,214 for the 1997 fiscal year.

The Company used $1,767,603 of cash for operating activities in fiscal 1996, $1,576,304 for capital expenditures and sales demonstration equipment, $199,013 for retirement of long-term debt and $580,163 for advances to Immtech International, Inc.

The mortgage note requires annual debt service payments of approximately $420,000 with a final payment of approximately $2,688,000 due in December 2003. The bank note requires debt service payments of approximately $56,000 through November 1997. The promissory note issued in connection with the Immtech acquisition and accrued interest was satisfied in March 1997 in
exchange for 200,000 shares of newly issued restricted   Criticare common
stock. The convertible debentures issued in February 1997 and accrued interest are convertible into Criticare common stock at a 25% discount from the average closing bid price of the common stock for the previous five (5) trading days before the conversion date.

The Company expects its continued programs to increase accounts receivable collections, decrease inventory levels, reduce product development tooling requirements, stabilize sales demonstration equipment levels and eliminate advances to Immtech International, Inc. will have a positive affect on cash flow activities in the next fiscal year. Consequently, the Company believes its research and development activities and other capital and liquidity requirements for the next one to two years will be satisfied by cash generated from operations and other borrowings. During 1997, the Company also had access to a commercial bank line of credit of up to $2,000,000. At June 30, 1997, there were no borrowings outstanding on the line of credit. This line of credit was terminated on September 16, 1997. The Company is investigating various financing alternatives, including additional convertible debenture financing alternatives, with other financial institutions in the event additional funds are required to finance liquidity requirements. There can be no assurance, however, that other financing will be available on terms acceptable to the Company.

Forward-Looking Statements

A number of the matters and subject areas discussed in this Annual Report that are not historical or current facts deal with potential future circumstances and developments. These include expected future financial results, liquidity needs, financing ability, management's or the Company's expectations and beliefs and similar matters discussed in Management's Discussion and Analysis or elsewhere in this Annual Report. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from management's or the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products and costs of operations.

BALANCE SHEETS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1997 AND 1996

ASSETS                                                                                         1997               1996
--------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents (Notes 1 and 5)                                                    $ 2,440,859   $   806,645
 Accounts receivable, less allowance for doubtful accounts
    of $467,000 and $295,000, respectively                                                     7,182,237     9,870,158
 Other receivables                                                                               236,855       354,638
 Inventories (Notes 1 and 2)                                                                   7,730,591     7,550,858
 Prepaid expenses                                                                                269,620       188,132
--------------------------------------------------------------------------------------------------------------------------
 Total  current  assets                                                                       17,860,162    18,770,431
--------------------------------------------------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT (Notes 1 and 5):
 Land                                                                                            925,000       925,000
 Building                                                                                      3,600,000     3,600,000
 Machinery and equipment                                                                       1,674,488     1,671,309
 Furniture and fixtures                                                                          617,451       882,682
 Demonstration and loaner monitors                                                             1,781,698     2,054,783
 Production tooling                                                                            2,137,986     2,049,632
--------------------------------------------------------------------------------------------------------------------------
 Property, plant and equipment - cost                                                         10,736,623    11,183,406
 Less accumulated depreciation                                                                 3,691,894     3,290,760
--------------------------------------------------------------------------------------------------------------------------
 Property,  plant  and  equipment - net                                                        7,044,729     7,892,646
--------------------------------------------------------------------------------------------------------------------------

INVESTMENTS (Notes 1, 3 and 5)                                                                                 300,000
--------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS (Notes 1 and 5):
License rights and patents - net                                                                 124,882        92,467
Convertible debenture issuance costs - net                                                       115,293
Goodwill - net                                                                                                  20,378
--------------------------------------------------------------------------------------------------------------------------
Total  other  assets                                                                             240,175       112,845
--------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                        $25,145,066   $27,075,922
==========================================================================================================================

See notes to consolidated financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY                                               1997               1996
-------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                              $  3,112,112       $  3,609,188
 Accrued liabilities:
    Compensation and commissions                                                 1,000,552          1,040,441
    Product warranties (Note 1)                                                    370,000            300,000
    Other (Note 7)                                                               1,176,891          1,029,072
Current maturities of long-term debt (Note 5)                                      147,442            209,697
Borrowings under line of credit facility (Note 5)                                                   2,300,000
-------------------------------------------------------------------------------------------------------------
Total  current  liabilities                                                      5,806,997          8,488,398
-------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, less current maturities (Note 5)                                 3,274,611          4,669,975
-------------------------------------------------------------------------------------------------------------
CONVERTIBLE DEBENTURES (Note 6)                                                  1,836,323
-------------------------------------------------------------------------------------------------------------

CONTINGENCIES (Note 7)

STOCKHOLDERS' EQUITY (Notes 5, 6 and 8):
Preferred stock - $.04 par value, 500,000 shares authorized, no shares issued or outstanding
Common stock - $.04 par value, 10,000,000 shares authorized,
    7,796,465 and 7,128,272 shares issued and outstanding, respectively            311,859            285,131
Additional paid-in capital                                                      14,469,406         11,995,118
Retained earnings (accumulated deficit)                                           (516,023)         1,663,466
Cumulative translation adjustments                                                 (38,107)           (26,166)
-------------------------------------------------------------------------------------------------------------
Total  stockholders'  equity                                                    14,227,135         13,917,549
-------------------------------------------------------------------------------------------------------------
TOTAL                                                                         $ 25,145,066       $ 27,075,922
=============================================================================================================

                                      11

OPERATIONS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 1997, 1996 AND 1995


                                                                     1997            1996             1995
NET SALES (Note 10)                                               $26,235,355     $31,528,266      $28,660,275
COST OF GOODS SOLD                                                 14,059,508      16,531,970       14,419,179
---------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                       12,175,847      14,996,296       14,241,096
---------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Marketing                                                           8,761,731      11,686,368       10,014,656
Research, development and engineering                               2,320,655       2,568,712        1,898,404
Administrative                                                      2,509,506       1,900,433        1,810,534
---------------------------------------------------------------------------------------------------------------
Total                                                              13,591,892      16,155,513       13,723,594
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS                                      (1,416,045)     (1,159,217)         517,502
---------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
Interest expense                                                   (1,048,391)       (447,348)        (374,264)
Interest income                                                        39,001          41,739          167,092
Equity in loss of investments (Notes 1 and 3)                        (324,000)     (2,716,163)        (134,687)
---------------------------------------------------------------------------------------------------------------
  Total                                                            (1,333,390)     (3,121,772)        (341,859)
---------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
    AND EXTRAORDINARY GAIN                                         (2,749,435)     (4,280,989)         175,643

INCOME TAX PROVISION (Notes 1 and 4)                                                   50,000           70,000
---------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE EXTRAORDINARY GAIN                            (2,749,435)     (4,330,989)         105,643

EXTRAORDINARY GAIN ON EXTINGUISHMENT
    OF DEBT (Note 5)                                                  569,946

---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                 $(2,179,489)    $(4,330,989)        $105,643
===============================================================================================================

NET INCOME (LOSS) PER COMMON
    SHARE (Note 1)
Before extraordinary gain                                              $(.38)           $(.63)          $.02
Extraordinary gain                                                       .08
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE                                     $(.30)           $(.63)          $.02
---------------------------------------------------------------------------------------------------------------


WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING                                              7,267,184       6,913,557        6,709,485
===============================================================================================================

See notes to consolidated financial statements.

                                                            STOCKHOLDERS' EQUITY

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1997, 1996 AND 1995


                                                                 Additional  Retained Earnings   Cumulative        Total
                                        Common Stock             Paid-In        (Accumulated    Translation     Stockholders'
                                    Shares          Amount        Capital          Deficit)      Adjustments       Equity
------------------------------------------------------------------------------------------------------------------------------
Balance, July 1, 1994             6,697,218        $267,889     $10,884,910       $5,888,812     $(18,858)      $17,022,753

Foreign currency translation
   adjustments                                                                                      2,053             2,053
Net income                                                                           105,643                        105,643

------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1995            6,697,218         267,889      10,884,910        5,994,455      (16,805)       17,130,449

Common stock issued in connection
   with an acquisition              333,154          13,326         882,674                                         896,000
Exercise of options and warrants     97,900           3,916         227,534                                         231,450
Foreign currency translation
   adjustments                                                                                     (9,361)           (9,361)
Net loss                                                                          (4,330,989)                    (4,330,989)
------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1996            7,128,272         285,131      11,995,118        1,663,466      (26,166)       13,917,549

Common stock issued in connection
   with extinguishment of debt      200,000           8,000         772,000                                         780,000
Exercise of options and warrants    252,020          10,081         570,838                                         580,919
Convertible debentures converted
   to common stock, net of $61,872
   of unamortized issuance costs    216,173           8,647       1,047,075                                       1,055,722
Issuance of warrants for services                                    84,375                                          84,375

Foreign currency translation
   adjustments                                                                                    (11,941)          (11,941)


Net loss                                                                          (2,179,489)                    (2,179,489)
------------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997            7,796,465        $311,859     $14,469,406      $  (516,023)   $ (38,107)      $14,227,135
==============================================================================================================================

See notes to consolidated financial statements.

CASH FLOWS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1997, 1996 AND 1995



                                                                       1997            1996              1995
OPERATING ACTIVITIES:
Net income (loss)                                                 $(2,179,489)       $ (4,330,989)      $   105,643
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
       Depreciation                                                   709,618             601,682           528,260
       Amortization                                                    74,749              44,706           101,321
       Interest and discount accrued on convertible debentures        451,438
       Provision for doubtful accounts                                366,505             130,123            36,878
       Expense related to equity in loss of investments               324,000           2,716,163           134,687
       Expense related to issuance of warrants for services            84,375
       Extraordinary gain on extinguishment of debt                  (569,946)
       Changes in assets and liabilities:
            Accounts receivable                                     2,321,416          (1,391,941)          699,075
            Other receivables                                         117,783             (75,180)          (41,982)
            Inventories                                                93,351            (911,053)       (2,268,256)
            Prepaid expenses                                          (81,488)            (21,160)           (3,996)
            Accounts payable                                         (509,017)            938,269           794,920
            Accrued liabilities                                       287,876             531,777          (420,825)
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                 1,491,171          (1,767,603)         (334,275)
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net                      (134,785)         (1,576,304)         (537,275)
Purchase of license rights                                            (40,815)
Advances to Immtech International, Inc.                               (24,000)           (580,163)
---------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (199,600)         (2,156,467)         (537,275)
---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Borrowings (payments) under line of credit facility                (2,300,000)          2,300,000
Proceeds from the issuance of convertible debentures                2,500,000
Principal payments on long-term debt                                 (217,619)           (199,013)         (182,541)
Convertible debenture issuance costs                                 (220,657)
Proceeds from issuance of common stock                                580,919             231,450
---------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                   342,643           2,332,437          (182,541)
---------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                1,634,214          (1,591,633)       (1,054,091)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                          806,645           2,398,278         3,452,369
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                            $ 2,440,859        $    806,645       $ 2,398,278
=====================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
   Income taxes (refunded) paid--net                              $   (87,626)       $    133,783       $   103,920
   Interest                                                           456,880             414,784           375,343
Noncash investing and financing activities:
   Common stock issued in connection with  extinguishment of
   debt                                                               780,000
   Common stock issued upon conversion of
   convertible debentures, net of $61,872 of unamortized
   issuance costs                                                   1,055,722
   Issuance of warrants for services                                   84,375
   The Company purchased Series A and B preferred stock of
       Immtech International, Inc. and a note receivable in
       exchange for
       common stock and a note payable.  The amounts were
       as follows:
        Common stock                                                                      896,000
        Note payable                                                                    1,240,000
=====================================================================================================================

See notes to consolidated financial statements.

                                                   NOTES TO FINANCIAL STATEMENTS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1997, 1996  AND 1995

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing
     Services ("Criticare International"), CSI Trading, Inc. ("CSI Trading"), Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), Criticare (FSC), Inc. and CSI International Corp. (DISC). Criticare International is in the process of being liquidated. CSI
     Trading was incorporated in November 1996 to assist with European marketing activities. All significant intercompany accounts and transactions have been eliminated.

     Cash Equivalents -- The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

     Inventories -- Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

     Investments -- The Company accounts for its investment in Intercare Technologies, Inc. ("Intercare") on the cost method and accounts for its investment in Immtech International, Inc. ("Immtech") and Blatz House Offices Limited Partnership (the "Blatz Partnership") on the equity method (see Note 3).

     Property, Plant and Equipment -- Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. Also, the Company has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The building is being depreciated over 40 years, and the remaining assets are being depreciated over three to seven years, using primarily the straight-line method.

     License Rights and Patents -- License rights and patents are amortized over the estimated useful lives of the related agreements using primarily the straight-line method. Approximately $9,000, $42,000 and $73,000 of amortization was charged to operations in 1997, 1996 and 1995, respectively. Accumulated amortization approximated $71,000 and $62,000 at June 30, 1997 and 1996, respectively.

     Convertible Debenture Issuance Costs -- Convertible debenture issuance costs are amortized over the two-year term of the debentures. Approximately $46,000 of amortization was charged to operations in 1997. The prorata amount of unamortized debenture issuance costs are charged to additional paid-in-capital upon conversion of the debentures to common stock. Unamortized debenture issuance costs charged to additional paid-in capital amounted to $61,872 during 1997.

     Goodwill -- Goodwill is the excess of the cost over the fair value of the net assets of an acquired subsidiary and is being amortized on the straight-line method over approximately five years. Approximately $20,000, $29,000 and $29,000 of amortization was charged to operations in 1997, 1996 and 1995, respectively. Accumulated amortization approximated $263,000 and $243,000 at June 30, 1997 and 1996, respectively.

     Revenue Recognition -- Revenues and the costs of products sold are recognized as the related products are shipped.

     Product Warranties -- Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped.

     Research and Development Expenses -- Research and development costs are charged to operations as incurred. Such expenses approximated $2,175,000, $2,400,000 and $1,800,000 in 1997, 1996 and 1995, respectively.

     Income Taxes -- The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

     Foreign Currency Translation -- The effects of unrealized exchange rate fluctuations from translating foreign currency assets and liabilities into United States dollars are accumulated as cumulative translation
     adjustments in stockholders' equity.   Realized  gains  and  losses
     from foreign   currency transactions are included in operating results
     for the period.
                                      15

     NOTES TO FINANCIAL STATEMENTS

     Net Income (Loss) per Common Share -- Net income (loss) per common share amounts are computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period.

     Fair Value of Financial Statements -- The Company's financial instruments under Statement of Financial Account Standards ("SFAS") No. 107 "Disclosure About Fair Value of Financial Instruments," includes cash, accounts receivable, accounts payable, borrowings under line of credit facility, long-term debt and convertible debentures. The Company believes that the carrying amounts of these accounts are a reasonable estimate of their fair value because of the short-term nature of such instruments or, in the case of long-term debt and convertible debentures, because of interest rates available to the Company for similar obligations.

     Approved Accounting Standards -- In 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure." These statements are required to be adopted in the second quarter of fiscal 1998. In 1997, the FASB also issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which will be effective for the Company in fiscal 1999. The Company is currently evaluating the impact of adopting these new statements.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassifications   --  Certain  amounts  previously   reported  have  been
     reclassified to conform to the current presentation.


2.   INVENTORIES

     Inventories consist of the following:

                                                                                 1997                   1996
              Component parts                                                 $2,867,884              $2,879,286
              Work in process                                                  1,843,018               1,561,481
              Finished units                                                   3,019,689               3,110,091
              --------------------------------------------------------------------------------------------------
              Total inventories                                               $7,730,591              $7,550,858
              --------------------------------------------------------------------------------------------------

3.   INVESTMENTS

     Intercare Technologies, Inc. -- During 1992, the Company's subsidiary, Sleep Care, transferred certain assets to Intercare Technologies, Inc. ("Intercare") in exchange for 75,000 shares of convertible preferred stock of Intercare with an estimated fair value of $300,000, at that time. In connection with the transfer, Sleep Care licensed to Intercare the rights to certain intellectual property and technology, primarily license rights and patents, related to products previously marketed by Sleep Care. In exchange for the license rights, the Company is to receive royalties of 5% of the gross revenues from sales of products licensed under the agreement. Royalty income approximated $33,000 and $68,000 in 1996 and 1995, respectively. No income was recognized during 1997. The assets retained by Sleep Care were fully amortized as of June 30, 1996. Amortization of the intellectual property approximated $8,000 and $68,000 in 1996 and 1995, respectively. During the year ended June 30, 1997, management of the Company concluded the investment in Intercare was impaired and the carrying value of the investment was reduced from $300,000 to zero.

     Immtech International, Inc. -- During 1989, the Company acquired an initial investment interest in the common stock of Immtech International, Inc. ("Immtech") for $500,000. Immtech is a biopharmaceutical company focused on the development of therapeutic products based on a modified form of protein occurring naturally in the body known as C-Reactive Protein ("CRP") and a form of that protein, identified as modified CRP ("mCRP") and diagnostic products which monitor long-term diabetes control and detect chronic alcoholism. Certain officers and directors of the Company serve in similar capacities at Immtech.

     On December 21, 1995, the Company's subsidiary, Criticare Biomedical, purchased from Marquette Venture Partners II, L.P. and MVP Affiliates Fund, L.P. (collectively, the "Sellers") 1,000,000 shares of the $.01 par value Series A Preferred Stock ("Series A"), 1,200,000 shares of the $.01 par value Series B Preferred Stock ("Series B") of Immtech and a promissory note payable by Immtech to the Sellers in the principal amount of $50,000 for approximately $2,136,000 payable in the form of 333,154 shares of the Company's common stock and a note payable for $1,240,000. The Series A and Series B preferred stock are convertible by the holders to an equivalent number of shares of Immtech common stock and are redeemable at the option of the holders in December 1997.

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

     The following is a summary of the Company's investment in and advances to Immtech as of June 30, 1997 and 1996:

     Investment in Immtech:

                                                                                  1997                    1996
              Common Stock                                                   $   500,000             $   500,000
              Series A and B preferred stock                                   2,086,000               2,086,000
              --------------------------------------------------------------------------------------------------
              Total                                                            2,586,000               2,586,000
              Advances to Immtech                                                743,940                 719,940
              --------------------------------------------------------------------------------------------------
              Total                                                            3,329,940               3,305,940
              Less investment losses recognized                               (3,329,940)             (3,305,940)
              --------------------------------------------------------------------------------------------------
              Net investment                                                 $         0             $         0
              --------------------------------------------------------------------------------------------------

     The Series A and Series B preferred stock owned by the Company had a stated redemption value of approximately $3,398,000 and $3,150,000 as of June 30, 1997 and 1996, respectively. The Company has recognized investment losses related to the investment in Immtech of $24,000, $2,716,163, and $134,687 in 1997, 1996 and 1995, respectively. As of June 30, 1997, the Company owned approximately 5.3% and 65% of Immtech's issued and outstanding common and preferred stock respectively, or approximately 30% of the common stock on a fully diluted and as converted basis.

     Immtech was incorporated in 1984. Thus far, Immtech has directed its efforts toward research and development, hiring scientific and management personnel, arranging for facilities and conducting clinical trials. Immtech has no products currently available for sale, and none are expected to be commercially available for several years. Immtech has a March 31 fiscal year end.

     Since inception, Immtech has incurred accumulated losses of approximately $11,627,000 through March 31, 1997. Immtech is expected to continue to incur significant losses during the next several years. In addition, as of March 31, 1997, Immtech's current liabilities exceeded its current assets by approximately $2,540,000 and Immtech had a common stockholders' deficiency of approximately $8,089,000. In addition, Immtech was not in compliance with certain of its note agreements. Immtech is currently negotiating with the note holders to restructure the note agreements. These factors, among others, indicate that Immtech may be unable to continue as a going concern.

     Immtech's ability to continue as a going concern is dependent upon its ability to generate sufficient funds to meet its obligations as they become due and ultimately, to obtain profitable operations. Immtech's financial plans for the forthcoming year include the refinancing of existing debt and continuing efforts to obtain additional debt and/or equity financing.

     The following is summarized financial information for Immtech at March 31, 1997 and 1996 and for the years then ended.



                                                                                  1997                    1996
              Current assets                                                 $    93,000             $    14,000
              Noncurrent assets                                                   76,000                 104,000
              Current liabilities                                              2,633,000               1,778,000
              Noncurrent liabilities                                             332,000                 384,000
              Redeemable preferred stock                                       5,293,000               4,590,000
              Common stockholders' equity (deficit)                           (8,089,000)             (6,634,000)
              Revenues                                                            15,000                 335,000
              Net loss                                                        (1,193,000)               (760,000)
              Net loss attributable to common stockholders                    (1,461,000)             (1,006,000)

     Blatz Partnership -- The Company is the sole limited partner in a real estate limited partnership which owns the Blatz Phase II Commercial Office Buildings located in Milwaukee, Wisconsin. Under terms of the Partnership Agreement (the "Agreement"), profits and losses (other than those resulting from a sale or refinancing of the Project) are to be allocated 40% to the general partners and 60% to the Company.

     The carrying value of the investment is zero. Recognition of any income by the Company for its interest in the Blatz Partnership will occur only after the Blatz Partnership has earnings in excess of previously unrecorded losses.

     The following is summarized financial information for the Blatz Partnership at June 30, 1997 and 1996 and for the years then ended:


                                                1997            1996
          Current assets                    $   360,000       $   140,000
          Noncurrent assets                   3,975,000         4,332,000
          Current liabilities                 1,689,000         1,477,000
          Noncurrent liabilities              4,679,000         4,679,000
          Net deficit                        (2,033,000)       (1,684,000)
          Revenues                              799,000           717,000
          Net loss                             (349,000)         (462,000)

4.   INCOME TAXES

     The Company accounts for income taxes using an asset and liability approach which generally requires the recognition of deferred income tax assets and liabilities based on the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

     Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

                                                                  June 30,            June 30,           July 1,
                                                                   1997                 1996              1995
     Deferred income tax assets:
         Accounts receivable and sales allowances              $    237,000         $   312,000     $    249,000
         Inventory allowances                                       207,000              43,000           32,000
         Product warranties                                         144,000             117,000          127,000
         Other accrued liabilities                                   98,000              80,000           97,000
         Federal net operating loss carryforwards                 1,183,000             736,000           35,000
         State net operating loss carryforwards                     231,000             188,000          132,000
         Federal tax credit carryforwards                           198,000             198,000          152,000
         Investment losses not deducted                           1,434,000           1,307,000          233,000
-------------------------------------------------------------------------------------------------------------------
         Total deferred income tax assets                         3,732,000           2,981,000        1,057,000
-------------------------------------------------------------------------------------------------------------------

     Deferred income tax liabilities:
         Excess of tax over book depreciation and amortization   (1,007,000)           (928,000)        (765,000)
         Prepaid expenses                                            (6,000)             (5,000)          (7,000)
-------------------------------------------------------------------------------------------------------------------
         Total deferred income tax liabilities:                  (1,013,000)           (933,000)        (772,000)
-------------------------------------------------------------------------------------------------------------------

     Valuation allowance                                         (2,719,000)         (2,048,000)        (285,000)
-------------------------------------------------------------------------------------------------------------------


     Net deferred income taxes recognized in the
         consolidated balance sheets                           $          0         $         0     $          0

-------------------------------------------------------------------------------------------------------------------

     At June 30, 1997, the Company had net operating loss carryforwards of approximately $3,800,000 which expire in 2008 through 2012. At June 30, 1997, the Company had available for federal income tax purposes approximately $87,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $4,400,000 of state net operating loss carryforwards, which expire in 2003 through 2012, available to offset certain future state taxable income.

     The income tax provision consists of the following:

                                                                     1997                1996             1995
     Current
         Federal                                                    $     0             $35,000          $57,000
         State                                                            0              15,000           13,000
     -----------------------------------------------------------------------------------------------------------
         Total income tax provision                                 $     0             $50,000          $70,000
     -----------------------------------------------------------------------------------------------------------

A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

                                                               1997                 1996              1995
Federal statutory income tax rate                              (34.0)%             (34.0)%           34.0%
State income taxes, net of federal benefit                                                            4.9
Non-deductible life insurance premiums                                                                1.4
Non-deductible losses of subsidiaries                            4.0                21.6              8.7
Non-deductible meals and entertainment expenses                                                       9.1
Non-deductible interest expense                                  6.3
Goodwill amortization                                                                                 5.6
Benefit of foreign sales corporation                                                                (14.4)
Benefit of federal and state net operating loss carryforward
   recognized                                                                                       (11.4)
Losses for which no benefit was provided                        22.8                13.4
Other--net                                                        .9                  .1              2.0
------------------------------------------------------------------------------------------------------------
Effective income tax rate                                         0%                 1.1%            39.9%
------------------------------------------------------------------------------------------------------------

5.   LINE OF CREDIT FACILITY AND LONG-TERM DEBT

     Long-term debt consists of the following:


                                                                                       1997            1996

         Mortgage note,  9.625%,  due in monthly installments of $34,983 with a final payment of $2,688,336 due in December 2003, collateralized by real estate with a carrying value of approximately $4,114,000 at
            June 30, 1997                                                            $3,366,046       $3,457,048
         Bank note 8.5%, due in monthly installments of $11,440 through
            November 1997, collateralized by certain machinery and
            equipment with a carrying value of approximately $52,000
            at June 30, 1997                                                             56,007          182,624
         Promissory note, 7%, interest payable quarterly, principal due in
            December 2002, exchanged for common stock in March 1997                                    1,240,000
         -------------------------------------------------------------------------------------------------------
         Total                                                                        3,422,053        4,879,672
         Less current maturities                                                        147,442          209,697
         -------------------------------------------------------------------------------------------------------
         Long-term debt                                                              $3,274,611       $4,669,975
         -------------------------------------------------------------------------------------------------------

Aggregate annual principal payments required under terms of the long-term debt agreements are as follows:

                               Fiscal Year Ending June 30,           Principal Payments
                                        1998                           $   147,442
                                        1999                               109,354
                                        2000                               120,356
                                        2001                               132,465
                                        2002                               145,793
                                     Thereafter                          2,766,643
                              ------------------------------------------------------------
                                        Total                           $3,422,053
                              ------------------------------------------------------------

At June 30, 1997, the Company had a $2,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line were payable on demand with interest payable monthly at the bank's reference rate (8.75% as of June 30, 1997). As of June 30, 1997, there were no borrowings against the line. The line expires on October 31, 1997. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company.

In March 1997, the Company satisfied the $1,240,000 promissory note plus interest accrued on the note of approximately $110,000 in exchange for 200,000 shares of newly issued common stock. Under the provisions of the agreement, the shares must be held for one full year prior to resale. In conjunction with this transaction, the Company recorded an extraordinary gain on the extinguishment of debt of $569,946 for the outstanding indebtedness under the promissory note in excess of the estimated fair market value of the restricted stock.

6.   CONVERTIBLE DEBENTURES

     In February 1997, the Company issued $2,500,000 of convertible debentures. The debentures have a two year term to maturity with a stated annual interest rate of 8%, payable in shares of common stock at the conversion date or maturity date. The holders of the debentures had the option to convert up to $1,250,000 of the debentures and accrued interest to common stock of the Company sixty-one (61) days after the February 1997 closing date at a conversion price equal to a 20% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. Debentures aggregating
     $550,000 were converted under the 20% discount conversion feature. The remaining debentures and accrued interest can be converted to common stock of the Company at a conversion price equal to a 25% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. Any unconverted debentures and accrued interest will be automatically converted to common stock in February 1999 at a 25% discount. Through June 30, 1997, $850,000 of debentures have been converted to 216,173 shares of common stock with a fair market value of $1,117,594 as of the conversion dates. As of June 30, 1997, $1,650,000 of original debentures were outstanding with a carrying value, including accrued interest and amortized discount, of $1,836,323.


     Proceeds from the issuance of the debentures were recorded as a liability at the issuance date. The conversion discount is amortized and reported as additional interest expense over the life of the debentures. In the event the debentures are converted prior to February 1999, additional interest expense is recognized for any unamortized discount as of the conversion date. The debentures are included in the accompanying consolidated balance sheet at the issuance price, plus any accrued interest and amortized discount.


7.   CONTINGENCIES

     The Company is involved in various lawsuits that have arisen from the normal conduct of business and in connection with liquidating Criticare International. These proceedings are handled by outside counsel. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.

     The Company has received two grants from the State of Wisconsin for research and development of certain products. The grants are to be repaid only upon successful completion and marketing of the related product. Repayment of these grants is to be made on a sales by unit basis, up to an aggregate of $600,000. Repayments approximated $14,000, $30,000 and $32,000 in 1997, 1996 and 1995, respectively, and in the aggregate, approximated $246,000 as of June 30, 1997. The repayments are charged to expense as the related products are sold. The Company has been awarded a third grant from the State of Wisconsin for an amount up to $100,000 which requires repayment of the grant amount plus interest at 8%, plus payment of a royalty in the amount of 1% of net sales of the related product for a five-year period, as defined. No funds have been received under this grant at June 30, 1997.

8.   STOCKHOLDERS' EQUITY

     Stock Options -- In December 1992, the Board of Directors approved a new Employee Stock Option Plan and Non-Employee Stock Option Plan. No new stock options can be granted under the Employee Stock Option Plan and Non-Employee Stock Option Plan which existed prior to the approval of the new plans. The Board of Directors has authorized in connection with these new plans the issuance of 1,220,000 reserved shares of common stock of which 79,650 reserved shares of common stock remain available for future issuance under the stock option plans at June 30, 1997. The activity during 1995, 1996 and 1997 for the above plans are summarized as follows:

                                                                                                       Weighted
                                                                                                        Average
                                                       Number of                 Stock Options          Exercise
                                                        Shares                    Price Range           Price
           --------------------------------------------------------------------------------------------------------------
           Outstanding at July 1, 1994                 872,750                   $1.88-8.50             $2.37
                Granted                                421,500                    2.00-2.19              2.07
                Cancelled                             (253,350)                   1.88-2.75              2.16
           --------------------------------------------------------------------------------------------------------------

           Outstanding at June 30, 1995              1,040,900                    1.88-8.50              2.30
                Granted                                246,000                    2.13-3.75              2.82
                Cancelled                             (123,580)                   2.00-5.75              2.25
                Exercised                              (93,900)                   2.00-2.63              2.38
           --------------------------------------------------------------------------------------------------------------

           Outstanding at June 30, 1996              1,069,420                    1.88-8.50              2.45
                Granted                                250,500                    2.50-5.25              2.64
                Cancelled                             (113,500)                   2.00-8.50              3.38
                Exercised                             (162,020)                   2.00-2.63              2.47
           --------------------------------------------------------------------------------------------------------------
           Outstanding at June 30, 1997              1,044,400                    1.88-5.25              2.40
           --------------------------------------------------------------------------------------------------------------
           Exercisable at June 30, 1997                591,900                    1.88-3.75              2.38

     The following table summarizes information about stock options outstanding as of June 30, 1997:


                                        Options Outstanding                   Options Exercisable
                           -------------------------------------------     --------------------------
                                              Weighted
                               Shares          Average        Weighted         Shares         Weighted
                             Outstanding      Remaining       Average        Exercisable      Average
     Range of               at June 30,      Contractual      Exercise       at June 30,      Exercise
     Exercise Prices           1997          Life-Years        Price            1997            Price
     $1.88 - $2.50           691,200            2.85            $2.16           398,900         $2.12
     $2.54 - $3.63           347,200            2.82             2.85           192,000          2.92
     $3.64 - $5.25             6,000            3.80             4.00             1,000          3.75
                           ---------                                            -------

     $1.88 - $5.25         1,044,400            2.84             2.40           591,900          2.38
                           =========                                            =======


     Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than five years after the date of grant. A substantial portion of the options issued are contingent on future services or future events.

     At June 30, 1997, 1,260,400 shares of common stock were reserved under the above plans.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 1997 and 1996, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:



                                                                     Year Ended June 30,
                                                                  1997                 1996
            Net loss--as reported                             $(2,179,489)         $(4,330,989)
            Net loss--pro forma                               $(2,325,795)         $(4,390,340)
            Net loss per common share--as reported                  $(.30)               $(.63)
            Net loss per common share--pro forma                    $(.32)               $(.64)

     The fair value of stock options used to compute pro forma net loss and net loss per common share is the estimated present value at the grant date using the Black-Scholes option-pricing model. The assumptions used to estimate compensation cost were: expected volatility of 58%, risk-free interest rate of 6% and expected option lives of three years. The pro forma effect on net loss for 1997 and 1996 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation cost related to grants made prior to 1996.

     Stock Warrants -- In September 1995, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of the common stock of the Company, exercisable at a price of $2.00 per share. The warrant was exercisable as to 37,500 shares upon execution of the agreement and the warrants to purchase the remaining 112,500 shares were to become exercisable if certain performance parameters were achieved by September 1996. Such parameters were not met as of such date. In January 1997, the agreement was extended and the parameters were changed. During the year ended June 30, 1997, the Company recognized $84,375 of expense related to the value of the services performed by the consultant under the extended agreement. By June 30, 1997, warrants to purchase the remaining 112,500 shares of common stock at a price of $2.00 per share became exercisable. The warrant holder exercised rights and purchased 90,000 and 4,000 shares of common stock at $2.00 per share during the years ended June 30, 1997 and 1996, respectively. Warrants to purchase 56,000 shares of common stock at $2.00 per share were exercisable as of June 30, 1997. Such warrants expire in September 2000.

     Preferred Stock - -

     The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. No preferred stock is issued or outstanding.

     On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock ("Preferred") upon the occurrence of certain events. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on April 1, 2007.



9.   EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $81,000, $61,000 and $40,000 in 1997, 1996 and 1995,
     respectively.

10.  BUSINESS AND CREDIT CONCENTRATIONS

     The Company's customers include domestic hospitals, domestic alternative health care sites and foreign health care markets. Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers and their geographic dispersion.

     The Company currently   coordinates   substantially   all international
     sales and distribution activities. Such activities were previously provided by the Company with the assistance of Criticare International. Identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:



                                                              1997                1996               1995
            Europe                                        $ 5,606,000         $ 6,417,000       $  5,910,000
            Pacific Rim                                     3,784,000           4,147,000          4,013,000
            Canada and South America                        3,867,000           4,012,000          4,146,000
            -------------------------------------------------------------------------------------------------
            Net export sales                              $13,257,000         $14,576,000        $14,069,000
            -------------------------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT


To the Stockholders and Directors of Criticare Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. and subsidiaries as of June 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                            Deloitte & Touche LLP
                                            Milwaukee, Wisconsin
                                            August 15, 1997

DIRECTORS AND OFFICERS

Directors

Milton Datsopoulos
Attorney and Partner
Datsopoulos, MacDonald & Lind


Karsten Houm
Management Consultant



N.C. Joseph Lai, Ph.D.
Vice Chairman of the Board, Secretary,
Senior Vice President
Criticare Systems, Inc.


Gerhard J. Von der Ruhr
Chairman of the Board, Treasurer,
President
Criticare Systems, Inc.

Officers and Senior Staff

Andrew Diaz
Vice President
International Sales Division


N.C. Joseph Lai, Ph.D.
Vice Chairman of the Board
Senior Vice President


Michael T. Larsen
Vice President
Quality Control/Quality Assurance


Gloria Najera
Vice President
Operations

Stephen D. Okland
Vice President
Monitoring Sales Division


Richard J. Osowski
Senior Vice President--Finance
Assistant Secretary


Herschel Q. Peddicord
Senior Vice President
Systems Sales Division


Gerhard J. Von der Ruhr
Chairman of the Board
President

Kenneth F. Wineman
Vice President
Latin American Sales

FACT SHEET


Fact Sheet as of July 1, 1997
Common Stock Market Price Range and Dividend Policy

Criticare Systems, Inc. common stock is traded on the Nasdaq National Market (Symbol CXIM). As of June 30, 1997, there were approximately 326 holders of record of Criticare's common stock. The Company has never paid dividends on its common stock and has no plans to pay cash dividends in the foreseeable future.


                                                        Year Ended June 30,
                                            1997                                1996
                                    --------------------------------------------------------------
Quarter Ended:                      High             Low               High             Low
September 30                        $3-1/4           $2-3/8            $3-1/2           $1-3/4
December 31                         $3-1/16          $2-3/8            $4-3/8           $2-3/16
March 31                            $7-7/16          $2-1/2            $4-1/8           $3-1/8
June 30                             $6-1/16          $4-3/4            $4-1/8           $3-1/16

Corporate General Counsel
Reinhart, Boerner, Van Deuren,
Norris & Rieselbach, s.c.
Milwaukee, Wisconsin

Patent, Trademark and
Copyright Counsel
Reinhart, Boerner, Van Deuren,
Norris & Rieselbach, s.c.
Milwaukee, Wisconsin

Transfer Agent and Registrar
Firstar Trust Company
Milwaukee, Wisconsin

Auditors
Deloitte & Touche LLP
Milwaukee, Wisconsin

Corporate Headquarters
20925 Crossroads Circle
Waukesha, WI  53186
U.S.A.

Nasdaq Symbol:  CXIM

Annual Meeting of Stockholders
The annual meeting of stockholders
will be held on Friday, November 7, 1997 at 3:30 p.m.
at the Milwaukee Athletic Club,
758 North Broadway, Milwaukee, Wisconsin.

Forms 10-K and 10-Q

The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. The Company also files quarterly reports on Form 10-Q. Stockholders may obtain copies of these reports, without charge, by writing:
     Secretary
     Criticare Systems, Inc.
     20925 Crossroads Circle
     Waukesha, Wisconsin 53186
         U.S.A.