Form 10-K405, Exhibit 13
CRITICARE SYSTEMS INC /DE/
filed 1998-10-13
CIK 812121

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

                  TECHNOLOGY-THAT REDUCE HEALTH CARE COSTS AND

                           IMPROVE PATIENT MANAGEMENT.

================================================================================
FINANCIAL HIGHLIGHTS


                                                               Years Ended June 30,
------------------------------------------------------------------------------------------------------------------
                                    1998              1997             1996              1995             1994
------------------------------------------------------------------------------------------------------------------
Net Sales                         $27,908,364      $26,235,355       $31,528,266      $28,660,275      $30,114,679

Income (Loss) Before Income
  Taxes and Extraordinary Gain      $(499,276)      (2,749,435)       (4,280,989)         175,643          114,141

Net Income (Loss)                   $(499,276)      (2,179,489)       (4,330,989)         105,643           64,141

Net Income (Loss) Per
  Common Share-Basic and
  Diluted                              ($0.06)           (0.30)            (0.63)            0.02             0.01

Average Shares
  Outstanding                       8,309,240        7,267,184         6,913,557        6,764,236        6,719,979

Stockholders' Equity              $17,282,997       14,227,135        13,917,549       17,130,449       17,022,753

Long-term Obligations              $3,165,258        5,110,934         4,669,975        3,646,867        3,835,751

Working Capital                   $13,716,891       12,053,165        10,282,033       13,401,741       13,258,880

Total Assets                      $24,726,819       25,145,066        27,075,922       25,468,428       25,171,231

LETTER TO STOCKHOLDERS


Dear Fellow Stockholders:

During this past fiscal year, your Company continued its strategy to capitalize on the opportunities that "managed care" represents. In contrast to the previous "fee for service" system, managed care and its "cousin" capitation, limit reimbursement levels on a per patient basis. In order to reduce the cost of care under these conditions, health care providers strive to reduce the average length of a hospital stay, decrease the number of elective procedures performed, and more rigorously evaluate whether a patient qualifies for hospitalization.

The effect of all of this is that fewer patients are ultimately hospitalized, but their acuity levels are higher, meaning that they are more seriously ill. While a hospital's census may be lower than before, the arrival of managed care has created a greater need for monitoring. Criticare's answer to this dilemma was the introduction of MPT(TM) Multiple Parameter Telemetry, the world's first patient-borne monitor that permits a physician to continually assess a patient's cardiovascular and pulmonary status (i.e., ECG, blood pressure, pulse rate, and oxygen saturation) anywhere in the hospital. This continuous surveillance of vital signs permits more rapid assessment and timely treatment of adverse conditions to improve clinical outcomes.

During our first year of marketing the MPT, we have focused on penetrating key institutions that are reputed to be technology leaders in the health care industry. The first article describing the benefits of MPT was published this past summer. We expect more to follow in the coming months.

Our product development efforts have turned toward a new line of portable, handheld products which we expect to be ready for shipment in the second fiscal quarter of 1999. A natural spin-off of these products will include OEM modules for several of our proprietary technologies as we anticipate expanding our share of OEM markets.

Regarding Criticare's investment in Immtech, the Board of Directors approved a spin-off of 750,000 Immtech common shares to Company shareholders in the form of a stock dividend. The spin-off is expected to be consummated immediately prior to the effectiveness of a public offering of Immtech common shares and warrants. It is subject to a number of conditions, including a filing with the Securities and Exchange Commission. However, no assurance can be given at this time that the spin-off will be consummated.

While our past year's sales and earnings do not yet fully reflect the potential impact that telemetry systems will ultimately contribute to revenues, we are confident that the Company is well positioned to capitalize further on the changing healthcare environment during this coming year. We are happy to report, however, that efforts to streamline operations have been successful. Operating expenses were significantly reduced due to various cost cutting measures and our current ratio improved to a level of 4.2 as compared to 3.1 one year ago.

On behalf of the management and the Board of Directors, we would like to thank our devoted associates, our loyal customers, our quality-conscious vendors, and our dedicated stockholders for their continued support.

Sincerely,



Gerhard J. Von der Ruhr                                 N.C. Joseph Lai, Ph.D.
President and Chief Executive Officer                   Senior Vice President

                         [PICTURES OF COMPANY PRODUCTS]

                         [PICTURES OF COMPANY PRODUCTS]

                         [PICTURES OF COMPANY PRODUCTS]

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations expressed as percentages of net sales.


                                                                           PERCENTAGES OF NET SALES
                                                                               YEAR ENDED JUNE 30,
            --------------------------------------------------------------------------------------------
                                                                         1998          1997         1996
            --------------------------------------------------------------------------------------------
            Net sales                                                   100.0%        100.0%       100.0%
            Cost of goods sold                                           53.3          53.6         52.5
            --------------------------------------------------------------------------------------------
            Gross profit                                                 46.7          46.4         47.5
            --------------------------------------------------------------------------------------------

            Operating expenses:
            Marketing                                                    26.7          33.4         37.1
            Research, development and engineering                        11.7           8.8          8.1
            Administrative                                                7.2           9.6          6.0
            --------------------------------------------------------------------------------------------
            Total                                                        45.6          51.8         51.2
            --------------------------------------------------------------------------------------------

            Income (loss) from operations                                 1.1          (5.4)        (3.7)
            Interest expense                                             (2.9)         (4.0)        (1.4)
            Interest income                                                .4            .1           .1
            Equity in loss of investments                                 (.4)         (1.2)        (8.6)
            --------------------------------------------------------------------------------------------
            Loss before income taxes and
                extraordinary gain                                       (1.8)        (10.5)       (13.6)
            --------------------------------------------------------------------------------------------
            Income tax provision                                           --            --           .1
            Extraordinary gain on extinguishment of debt                   --           2.2           --
            --------------------------------------------------------------------------------------------
            Net loss                                                     (1.8)%        (8.3)%      (13.7)%
            --------------------------------------------------------------------------------------------

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO JUNE 30, 1997

Net sales for the twelve months ended June 30, 1998 increased 6.3% to $27,908,364 from $26,235,355 for the twelve months ended June 30, 1997. The sales increase is attributable to the alternate care sales and new OEM sales.

The gross profit percentage remained relatively consistent at 46.7% versus 46.4% in fiscal 1997. Margins in domestic hospital, alternate care, and international all remained relatively consistent with those of the prior year.

Operating expenses of $12,731,695 decreased 6.3% from fiscal 1997 levels. In addition, operating expenses as a percentage of sales decreased to 45.6% from 51.8% in fiscal 1997. The largest savings occurred in the marketing expenses where spending levels were reduced by approximately $1,300,000. The reduction in marketing expenses was primarily related to international spending. The Company consolidated several international functions at the home office in the United States. This resulted in a savings of over $850,000. Administrative expenses for fiscal 1998 decreased by 20.4% from fiscal 1997 levels, due to liquidation expenses incurred in fiscal 1997 related to Criticare International. The reduced expenses in marketing and administration were partially offset by an increase of 41.3% in research, development, and engineering expenses, which resulted from a $900,000 charge associated with the acquisition of in-process technology related to the transmission of clinical data.

Interest expense decreased during fiscal 1998 due to no borrowings on the line of credit during the year. Interest income increased during fiscal 1998 due to higher cash balances on hand throughout the year. Equity in the loss of investments relates to a $120,000 advance provided to Immtech International, Inc.

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

QUARTERLY RESULTS

The following table contains unaudited quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation. The Company recorded a charge of $900,000 for the purchase of patented technology in the quarter ended June 30, 1998 and charges of $418,000 for a judgment against and the liquidation of Criticare International and $300,000 for the write-off of the Intercare Technologies, Inc. investment in the quarter ended June 30, 1997. These items were unusual, nonrecurring adjustments.


                                                                    QUARTERS ENDED
                          Sept. 30,     Dec. 31,     March 31,     June 30,     Sept. 30,    Dec. 31,     March 31,     June 30,
                             1996        1996         1997           1997         1997         1997          1998         1998
                                                        (in thousands, except per share data)
Net sales                 $ 6,478      $ 6,581       $ 5,481       $ 7,695       $ 7,544      $ 7,138      $ 6,279      $ 6,947
Gross profit                3,124        3,061         2,444         3,547         3,506        3,273        2,919        3,340
Income (loss) from
  operations                  230         (151)         (618)         (877)          586          422           70         (772)

Extraordinary gain
   on extinguishment
   of debt                     --           --           570            --            --           --           --           --
Net income (loss)              51         (297)         (284)       (1,649)          172          132           19         (822)
Net income (loss)
   per common
   share--Basic               .01         (.04)         (.04)         (.23)          .02          .02          .00         (.10)
        --Diluted             .01         (.04)         (.04)         (.23)          .02          .02          .00         (.10)



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

LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1998, the Company generated $448,434 from operating activities, $194,431 from the exercise of stock options, $120,000 from the issuance of common stock, and $82,000 from the exercise of warrants. The Company used $147,441 for retirement of long-term debt, $288,285 for capital expenditures and $120,000 for advances to Immtech International, Inc. These sources and uses of cash resulted in a net positive cash flow of $289,139 for the 1998 fiscal year.

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

The mortgage note requires monthly debt service payments of approximately $35,000 with a final payment of approximately $2,702,000 due in December 2002.

The Company expects its continued programs to increase accounts receivable collections, decrease inventory levels, reduce product development tooling requirements, stabilize sales demonstration equipment levels and eliminate advances to Immtech International, Inc. will have a positive affect on cash flow activities in the next fiscal year. Consequently, the Company believes its research and development activities and other capital and liquidity requirements for the next one to two years will be satisfied by cash generated from operations and other borrowings. During fiscal 1998, the Company also had access to a commercial bank line of credit of up to $4,000,000. At June 30, 1998, there were no borrowings outstanding on the line of credit. The Company violated a convenant related to achieving certain income levels. The bank waived compliance with this covenant subsequent to year end. This line expires in November 1998. The Company currently expects that this line will be renewed.

The Company's Board of Directors has approved a spin-off of 750,000 Immtech common shares to Company shareholders in the form of a stock dividend. The spin-off is expected to be consummated immediately prior to the effectiveness of a public offering of Immtech common shares and warrants. The spin-off is subject to a number of conditions, including a filing with the Securities and Exchange Commission, and no assurances can be given that the spin-off will be consummated.

YEAR 2000 PREPARATIONS

The Company has developed a plan to address company-wide Year 2000 readiness. The Year 2000 issue relates to computer hardware and software and other systems designed to use two digits rather than four digits to define the applicable year. As a result, the Year 2000 would be translated as two zeroes. Because the Year 1900 could also be translated as two zeroes, systems which use two digits could read the date incorrectly for a number of date-sensitive applications resulting in potential calculation errors or the shutdown of major systems. The Company is in the process of updating its internal computer software, other information technology and other operating systems for the purposes of Year 2000 compliance. The Company will also address the Year 2000 compliance of the Company's new and existing products. The Company currently expects to complete its Year 2000 compliance plan during fiscal 1999 and does not expect that its costs to become Year 2000 compliant will be material to its financial condition or results of operations.

The Company's operations may also be adversely affected to the extent that suppliers and other third parties are not Year 2000 compliant. The Company intends to circulate surveys to its key third party vendors during fiscal 1999 to assess the Year 2000 compliance status of the operating systems of such vendors and the potential impact on the Company of non-compliance. However, a number of risks relating to the Year 2000 issue may be out of the Company's control, including reliance on outside links for essential services such as communications and power. There can be no assurance that a failure of systems of third parties on which the Company's systems and operations will rely to be Year 2000 compliant will not have a material adverse effect on the Company's business, financial condition or operating results.

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this Annual Report that are not historical or current facts deal with potential future circumstances and developments. These include expected future financial results, liquidity needs, financing ability, Year 2000 compliance, management's or the Company's expectations and beliefs and similar matters discussed in Management's Discussion and Analysis or elsewhere in this Annual Report. The discussions of such matters and subject areas are qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties which could result in material differences in actual results from management's or the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, demand for the Company's products and costs of operations.

BALANCE SHEETS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 1998 AND 1997




ASSETS                                                          1998          1997
-------------------------------------------------------------------------------------
CURRENT ASSETS (NOTE 5):
Cash and cash equivalents (Note 1)                          $ 2,729,998   $ 2,440,859
Accounts receivable, less allowance for doubtful accounts
 of $300,000 and $467,000, respectively                       6,921,713     7,182,237
Other receivables                                               322,976       236,855
Inventories (Notes 1 and 2)                                   7,682,471     7,730,591
Prepaid expenses                                                338,297       269,620
-------------------------------------------------------------------------------------
Total  current  assets                                       17,995,455    17,860,162
-------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT (NOTES 1 AND 5):
Land                                                            925,000       925,000
Building                                                      3,600,000     3,600,000
Machinery and equipment                                       1,796,120     1,674,488
Furniture and fixtures                                          712,428       617,451
Demonstration and loaner monitors                             1,783,611     1,781,698
Production tooling                                            2,005,834     2,137,986
-------------------------------------------------------------------------------------
Property, plant and equipment - cost                         10,822,993    10,736,623
Less accumulated depreciation                                 4,210,622     3,691,894
-------------------------------------------------------------------------------------
Property,  plant  and  equipment - net                        6,612,371     7,044,729
-------------------------------------------------------------------------------------

INVESTMENTS (NOTES 1, 3 AND 5)                                     --            --
-------------------------------------------------------------------------------------


OTHER ASSETS (NOTES 1 AND 5):
License rights and patents - net                                118,993       124,882
Convertible debenture issuance costs - net                         --         115,293
-------------------------------------------------------------------------------------
Total  other  assets                                            118,993       240,175
-------------------------------------------------------------------------------------

TOTAL                                                       $24,726,819   $25,145,066
=====================================================================================

See notes to consolidated financial statements.




LIABILITIES AND STOCKHOLDERS' EQUITY                                               1998               1997
---------------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES:
Accounts payable                                                                $ 2,305,721       $  3,112,112
 Accrued liabilities:
    Compensation and commissions                                                    819,886          1,000,552
    Product warranties (Note 1)                                                     328,000            370,000
    Other (Note 7)                                                                  715,603          1,176,891
 Current maturities of long-term debt (Note 5)                                      109,354            147,442
---------------------------------------------------------------------------------------------------------------
Total  current  liabilities                                                       4,278,564          5,806,997
---------------------------------------------------------------------------------------------------------------



LONG-TERM DEBT, LESS CURRENT MATURITIES (NOTE 5)                                  3,165,258          3,274,611
---------------------------------------------------------------------------------------------------------------

CONVERTIBLE DEBENTURES (NOTE 6)                                                          --          1,836,323
---------------------------------------------------------------------------------------------------------------

CONTINGENCIES (NOTE 7)


STOCKHOLDERS' EQUITY (NOTES 5, 6 AND 8):
Preferred stock - $.04 par value, 500,000 shares authorized,
    no shares issued or outstanding                                                      --                 --
Common stock - $.04 par value, 10,000,000 shares authorized,
    8,351,151 and 7,796,465 shares issued and outstanding, respectively             334,046            311,859
Additional paid-in capital                                                       17,964,250         14,469,406
Retained earnings (accumulated deficit)                                          (1,015,299)          (516,023)
Cumulative translation adjustments                                                       --            (38,107)
----------------------------------------------------------------------------------------------------------------
Total  stockholders'  equity                                                     17,282,997         14,227,135
---------------------------------------------------------------------------------------------------------------


TOTAL                                                                           $24,726,819        $25,145,066
===============================================================================================================

OPERATIONS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 1998, 1997 AND 1996


                                                        1998              1997              1996
NET SALES (NOTE 10)                                $ 27,908,364      $ 26,235,355      $ 31,528,266

COST OF GOODS SOLD                                   14,870,453        14,059,508        16,531,970
---------------------------------------------------------------------------------------------------

GROSS PROFIT                                         13,037,911        12,175,847        14,996,296
---------------------------------------------------------------------------------------------------


OPERATING EXPENSES:
Marketing                                             7,454,619         8,761,731        11,686,368
Research, development and engineering (Note 8)        3,278,714         2,320,655         2,568,712
Administrative                                        1,998,362         2,509,506         1,900,433
---------------------------------------------------------------------------------------------------
Total                                                12,731,695        13,591,892        16,155,513
---------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                           306,216        (1,416,045)       (1,159,217)
---------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
Interest expense                                       (797,376)       (1,048,391)         (447,348)
Interest income                                         111,884            39,001            41,739
Equity in loss of investments (Notes 1 and 3)          (120,000)         (324,000)       (2,716,163)
---------------------------------------------------------------------------------------------------
Total                                                  (805,492)       (1,333,390)       (3,121,772)
---------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES
    AND EXTRAORDINARY GAIN                             (499,276)       (2,749,435)       (4,280,989)

INCOME TAX PROVISION (NOTES 1 AND 4)                       --                --              50,000
---------------------------------------------------------------------------------------------------

LOSS BEFORE EXTRAORDINARY GAIN                         (499,276)       (2,749,435)       (4,330,989)

EXTRAORDINARY GAIN ON EXTINGUISHMENT
    OF DEBT (NOTE 5)                                       --             569,946              --
---------------------------------------------------------------------------------------------------

NET LOSS                                           $   (499,276)     $ (2,179,489)     $ (4,330,989)
===================================================================================================

LOSS PER COMMON SHARE--
BASIC AND DILUTED: (NOTE 1)
Before extraordinary gain                          $       (.06)     $       (.38)     $       (.63)
Extraordinary gain                                         --                 .08              --
---------------------------------------------------------------------------------------------------
NET LOSS PER COMMON SHARE                          $       (.06)     $       (.30)     $       (.63)
===================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON
    SHARES OUTSTANDING (NOTE 8):
Basic                                                 8,309,240         7,267,184         6,913,557
Diluted                                               8,309,240         7,267,184         6,913,557
===================================================================================================


See notes to consolidated financial statements.

STOCKHOLDERS' EQUITY

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 1998, 1997 AND 1996





                                                                 Additional   Retained Earnings  Cumulative     Total
                                         Common Stock             Paid-In       (Accumulated    Translation   Stockholders'
                                    Shares         Amount         Capital          Deficit)     Adjustments     Equity
--------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1995            6,697,218        $267,889     $10,884,910    $5,994,455      $ (16,805)     $17,130,449

Common stock issued in connection
   with an acquisition              333,154          13,326         882,674                                       896,000
Exercise of options and warrants     97,900           3,916         227,534                                       231,450
Foreign currency translation
   adjustments                                                                                    (9,361)          (9,361)
Net loss                                                                       (4,330,989)                     (4,330,989)
-------------------------------------------------------------------------------------------------------------------------

BALANCE, JUNE 30, 1996            7,128,272         285,131      11,995,118     1,663,466        (26,166)      13,917,549

Common stock issued in connection
   with extinguishment of debt      200,000           8,000         772,000                                       780,000
Exercise of options and warrants    252,020          10,081         570,838                                       580,919
Convertible debentures converted
   to common stock, net of $61,872
   of unamortized issuance costs    216,173           8,647       1,047,075                                     1,055,722
Issuance of warrants for services                                    84,375                                        84,375
Foreign currency translation
   adjustments                                                                                   (11,941)         (11,941)
Net loss                                                                       (2,179,489)                     (2,179,489)

-------------------------------------------------------------------------------------------------------------------------


BALANCE, JUNE 30, 1997            7,796,465        $311,859     $14,469,406     $(516,023)      $(38,107)     $14,227,135

Issuance of common stock             20,425             817         119,183                                       120,000
Exercise of options and warrants    126,500           5,060         271,371                                       276,431
Convertible debentures converted
   to common stock, net of $100,822
   of unamortized issuance costs    407,761          16,310       2,181,225                                     2,197,535
Commitment to issue common
   stock for patented technology                                    900,000                                       900,000
Issuance of warrants for services                                    23,065                                        23,065
Foreign currency translation
   adjustments                                                                                    38,107           38,107
Net loss                                                                         (499,276)                       (499,276)
-------------------------------------------------------------------------------------------------------------------------


BALANCE, JUNE 30, 1998            8,351,151        $334,046     $17,964,250   $(1,015,299)            --      $17,282,997
=========================================================================================================================


See notes to consolidated financial statements.

CASH FLOWS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 1998, 1997 AND 1996



                                                                              1998         1997          1996
OPERATING ACTIVITIES:
Net loss                                                                 $  (499,276)   $(2,179,489)   $(4,330,989)
Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
       Depreciation                                                          721,476        709,618        601,682
       Amortization                                                           21,440         74,749         44,706
       Interest and discount accrued on convertible debentures               462,034        451,438             --
       Provision for doubtful accounts                                        99,000        366,505        130,123
       Expense related to equity in loss of investments                      120,000        324,000      2,716,163
       Expense related to issuance of warrants for services                   23,065         84,375             --
       Expense related to commitment to issue common stock
           for patented technology                                           900,000             --             --
       Extraordinary gain on extinguishment of debt                               --       (569,946)            --
       Changes in assets and liabilities:
            Accounts receivable                                              161,524      2,321,416     (1,391,941)
            Other receivables                                                (86,121)       117,783        (75,180)
            Inventories                                                       46,207         93,351       (911,053)
            Prepaid expenses                                                 (68,677)       (81,488)       (21,160)
            Accounts payable                                                (768,284)      (509,017)       938,269
            Accrued liabilities                                             (683,954)       287,876        531,777
------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                          448,434      1,491,171     (1,767,603)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
Purchases of property, plant and equipment, net                             (287,205)      (134,785)    (1,576,304)
Purchase of license rights                                                    (1,080)       (40,815)            --
Advances to Immtech International, Inc.                                     (120,000)       (24,000)      (580,163)
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                       (408,285)      (199,600)    (2,156,467)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
Borrowings (payments) under line of credit facility                               --     (2,300,000)     2,300,000
Proceeds from the issuance of convertible debentures                              --      2,500,000             --
Principal payments on long-term debt                                        (147,441)      (217,619)      (199,013)
Convertible debenture issuance costs                                              --       (220,657)            --
Proceeds from issuance of common stock                                       396,431        580,919        231,450
------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                    248,990        342,643      2,332,437
------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         289,139      1,634,214     (1,591,633)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                               2,440,859        806,645      2,398,278
------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                   $ 2,729,998    $ 2,440,859    $   806,645
==================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for:
   Income taxes (refunded) paid--net                                     $     8,525    $   (87,626)   $   133,783
   Interest                                                                  335,342        456,880        414,784
Noncash investing and financing activities:
   Common stock issued in connection with extinguishment of debt                  --        780,000             --
   Common stock issued upon conversion of convertible debentures,
       net of $100,822 and $61,872 of unamortized issuance costs           2,197,535      1,055,722             --
   Issuance of warrants for services                                          23,065         84,375             --
   Commitment to issue common stock for patented technology                  900,000             --             --
   Purchase of preferred stock of Immtech International, Inc. and a note receivable in exchange for common stock and a note payable

        Common stock                                                              --             --        896,000
        Note payable                                                              --             --      1,240,000
==================================================================================================================

See notes to consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS


CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1998, 1997  AND 1996


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of Criticare Systems, Inc. (the "Company") and its wholly owned subsidiaries: Criticare International GmbH Marketing Services ("Criticare International"), CSI Trading, Inc. ("CSI Trading"), Criticare Service GmbH, Criticare Biomedical, Inc. ("Criticare Biomedical"), Sleep Care, Inc. ("Sleep Care"), Criticare (FSC), Inc. and CSI International Corp. (DISC). Criticare International was liquidated during fiscal 1998. CSI Trading was incorporated in November 1996 to assist with European marketing activities. All significant intercompany accounts and transactions have been eliminated.

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

     LICENSE RIGHTS AND PATENTS -- License rights and patents are amortized over the estimated useful lives of the related agreements using primarily the straight-line method. Approximately $7,000, $9,000, and $42,000 of amortization was charged to operations in 1998, 1997 and 1996, respectively. Accumulated amortization approximated $78,000 and $71,000 at June 30, 1998 and 1997, respectively.

     CONVERTIBLE DEBENTURE ISSUANCE COSTS -- Convertible debenture issuance costs were amortized over the two-year term of the debentures. Approximately $15,000 and $46,000 of amortization was charged to operations in 1998 and 1997. The prorata amount of unamortized debenture issuance costs were charged to additional paid-in-capital upon conversion of the debentures to common stock. Unamortized debenture issuance costs charged to additional paid-in capital amounted to $100,822 and $61,872 during 1998 and 1997. (See Note 6.)

     GOODWILL -- Goodwill relating to the excess of the cost over the fair value of the net assets of an acquired subsidiary was amortized on the straight-line method over approximately five years. Approximately $20,000 and $29,000 of amortization was charged to operations in 1997 and 1996, respectively. The goodwill was fully amortized as of June 30, 1997.

     REVENUE RECOGNITION -- Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs.

     PRODUCT WARRANTIES -- Estimated costs for product warranties are accrued for and charged to operations as the related products are shipped.

     RESEARCH AND DEVELOPMENT EXPENSES -- Research and development costs are charged to operations as incurred. Such expenses approximated $3,156,000, $2,175,000 and $2,400,000 in 1998, 1997 and 1996, respectively. The 1998 amount includes $900,000 related to certain acquired patented technology which was charged to operations as in-process research and development costs at the time of the acquisition. (See Note 8.)

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

     NET INCOME (LOSS) PER COMMON SHARE -- On July 1, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, the Company changed the method used to compute earnings per share and restated all prior periods. The Company now reports basic and diluted earnings per share in place of primary and fully diluted earnings per share.

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

     APPROVED ACCOUNTING STANDARDS -- In 1997, the Financial Accounting Standard Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" which will be effective for the Company in fiscal 1999. The Company is currently evaluating the impact of adopting SFAS Nos. 130 and
     131. In 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement is required to be adopted in fiscal 1999. SFAS No. 132 will have no impact on the Company's financial statements as the Company does not have a pension plan and it does not provide postretirement benefits. In 1998, the FASB also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is required to be adopted in fiscal 2000. The Company is currently in the process of evaluating the impact of adopting SFAS No. 133.

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

2.   INVENTORIES

     Inventories consist of the following:

                                                1998                    1997
              Component parts                $2,647,231              $2,867,884
              Work in process                 1,409,187               1,843,018
              Finished units                  3,626,053               3,019,689
              -----------------------------------------------------------------
              Total inventories              $7,682,471              $7,730,591
              -----------------------------------------------------------------

3.   INVESTMENTS

     INTERCARE TECHNOLOGIES, INC. -- During 1992, the Company's subsidiary, Sleep Care, transferred certain assets to Intercare Technologies, Inc. ("Intercare") in exchange for 75,000 shares of convertible preferred stock of Intercare with an estimated fair value of $300,000, at that time. In connection with the transfer, Sleep Care licensed to Intercare the rights to certain intellectual property and technology, primarily license rights and patents, related to products previously marketed by Sleep Care. In exchange for the license rights, the Company is to receive royalties of 5% of the gross revenues from sales of products licensed under the agreement. Royalty income approximated $33,000 in 1996. No income was recognized during 1998 and 1997. The assets retained by Sleep Care were fully amortized as of June 30, 1996. Amortization of the intellectual property approximated $8,000 in 1996. During the year ended June 30, 1997, management of the Company concluded the investment in Intercare was impaired and the carrying value of the investment was reduced from $300,000 to zero.

     IMMTECH INTERNATIONAL, INC. -- During 1989, the Company acquired an initial investment interest in the common stock of Immtech International, Inc. ("Immtech") for $500,000. Immtech is a biopharmaceutical company focusing on the discovery and development of therapeutic products for the treatment of opportunistic diseases and cancer in patients with compromised immune responses. Immtech has two separate platform technologies for developing drugs, one based on developing a new class of molecules as pharmaceuticals and a second for developing a series of biological proteins that work in conjunction with the immune system.

     On December 21, 1995, the Company's subsidiary, Criticare Biomedical, purchased from Marquette Venture Partners II, L.P. and MVP Affiliates Fund, L.P. (collectively, the "Sellers") 1,000,000 shares of the $.01 par value Series A Preferred Stock ("Series A"), 1,200,000 shares of the $.01 par value Series B Preferred Stock ("Series B") of Immtech and a promissory note payable by Immtech to the Sellers in the principal amount of $50,000 for approximately $2,136,000 payable in the form of 333,154 shares of the Company's common stock and a note payable for $1,240,000. Subsequent to June 30, 1998, the Series A and B preferred stock was exchanged for 1,569,364 shares of Immtech's common stock. The Series A and Series B preferred stock were originally convertible by the holders to an equivalent number of shares of Immtech common stock and were redeemable at the option of the holders in December 1997.

     The Series A and Series B preferred stock had cumulative dividend preferences at a rate of 8% per annum. The Series A and Series B preferred stock contained voting rights equivalent to the number of shares of common stock issuable upon conversion.

     The acquisition price was assigned a value of approximately $2,136,000 based upon an estimate by Company management of the fair value of the consideration given by the Company. The investment in Immtech is accounted for using the equity method. The purchase price was allocated to in-process research and development and charged to expense as an investment loss upon the consummation of the agreement. There was no significant tax benefit available on this charge.

     The following is a summary of the Company's investment in and advances to Immtech as of June 30, 1998 and 1997:

     Investment in Immtech:

                                                                                  1998                    1997
              Common Stock                                                    $  500,000              $  500,000
              Series A and B preferred stock                                   2,086,000               2,086,000
              --------------------------------------------------------------------------------------------------
              Total                                                            2,586,000               2,586,000
              Advances to Immtech                                                863,940                 743,940
              --------------------------------------------------------------------------------------------------
              Total                                                            3,449,940               3,329,940
              Less investment losses recognized                               (3,449,940)             (3,329,940)
              --------------------------------------------------------------------------------------------------
              Net investment                                                  $        0              $        0
              --------------------------------------------------------------------------------------------------

     The Series A and Series B preferred stock owned by the Company had a stated redemption value of approximately $3,398,000 and $3,150,000 as of June 30, 1997 and 1996, respectively. The Company has recognized investment losses related to the investment in Immtech of $120,000, $24,000 and $2,716,163 in 1998, 1997 and 1996, respectively. As of June 30, 1998, the Company owned approximately 5.3% and 65% of Immtech's issued and outstanding common and preferred stock respectively, or approximately 30% of the common stock on a fully diluted and as converted basis.

     Immtech was incorporated in 1984. Thus far, Immtech has directed its efforts toward research and development, hiring scientific and management personnel, arranging for facilities and conducting clinical trials. Immtech has no products currently available for sale, and none are expected to be commercially available for several years. Immtech has a March 31 fiscal year end.

     Since inception, Immtech has incurred accumulated losses of approximately $13,262,000 through March 31, 1998. Immtech is expected to continue to incur significant losses during the next several years. In addition, as of March 31, 1998, Immtech's current liabilities exceeded its current assets by approximately $3,639,000 and Immtech had a common stockholders' deficiency of approximately $9,022,000. In addition, Immtech was not in compliance with certain of its note agreements. These factors, among others, indicate that Immtech may be unable to continue as a going concern.

     Immtech's ability to continue as a going concern is dependent upon its ability to generate sufficient funds to meet its obligations as they become due and ultimately, to obtain profitable operations. Immtech's financial plans for the forthcoming year include the continuing efforts to obtain additional equity financing.

     The following is summarized financial information for Immtech at March 31, 1998 and 1997 and for the years then ended.

                                                                                   1998                    1997
              Current assets                                                  $   14,000              $   93,000
              Noncurrent assets                                                   57,000                  96,000
              Current liabilities                                              3,653,000               3,139,000
              Noncurrent liabilities                                               --                      --
              Redeemable preferred stock                                       5,440,000               5,108,000
              Common stockholders' equity (deficit)                           (9,022,000)             (8,058,000)
              Revenues                                                            20,000                  15,000
              Net loss                                                        (1,146,000)             (1,351,000)
              Net loss attributable to common stockholders                    (1,477,000)             (1,619,000)

     Subsequent to June 30, 1998, the Company purchased certain intangible assets and an additional 172,414 shares of Immtech common stock for $150,000. On July 24, 1998 (the "Effective Date"), Immtech completed a recapitalization (the "Recapitalization") pursuant to which: (i) Immtech effected a 0.645260-for-1 reverse stock split of all of the shares of common stock issued and outstanding immediately prior to the Effective Date, resulting in the reduction in the number of issued and outstanding shares of common stock from 2,305,166 to 1,487,431 (the "Reverse Stock Split"); (ii) Immtech's debtholders converted approximately $2,780,000 in stockholder advances (including the Company's advances), notes payable and related accrued interest outstanding immediately prior to the Effective Date into 1,209,962 shares of Immtech common stock (after giving effect to the Reverse Stock Split); (iii) Immtech's Series A Preferred stockholders converted 1,794,550 shares of Series A Preferred Stock issued and outstanding immediately prior to the Effective Date into 1,157,951 shares of common stock (after giving effect to the Reverse Stock Split); (iv) Immtech's Series B Preferres stockholders converted 1,600,000 shares of Series B Preferred Stock issued and outstanding immediately prior to the Effective Date into 1,232,138 shares of common stock (after giving effect to the Reverse Stock Split).
                                       17

     Contemporaneously with the completion of the Recapitalization, Immtech issued and sold 1,150,000 shares of common stock for $0.87 per share, or aggregate consideration to Immtech of $1,000,000 to certain accredited investors. After the Recapitalization and issuance of 1,150,000 shares of common stock, the Company owned 2,187,684 shares of Immtech's issued and outstanding common stock, or approximately 28% on a fully-diluted basis.

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


     The following is summarized financial information for the Blatz Partnership at June 30, 1998 and 1997 and for the years then ended:


                                                               1998                    1997
         Current assets                                       $504,000             $   360,000
         Noncurrent assets                                   3,644,000               3,975,000
         Current liabilities                                 1,911,000               1,689,000
         Noncurrent liabilities                              4,679,000               4,679,000
         Net deficit                                        (2,442,000)             (2,033,000)
         Revenues                                              742,000                 799,000
         Net loss                                             (453,000)               (349,000)

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

     Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:


                                                                   JUNE 30,            JUNE 30,           JULY 1,
                                                                     1998                1997              1996

     Deferred income tax assets:
         Accounts receivable and sales allowances                $  156,000         $   237,000       $  312,000
         Inventory allowances                                       110,000             207,000           43,000
         Product warranties                                         128,000             144,000          117,000
         Other accrued liabilities                                   86,000              98,000           80,000
         Federal net operating loss carryforwards                 1,870,000           1,717,000          736,000
         State net operating loss carryforwards                     270,000             255,000          188,000
         Federal tax credit carryforwards                           152,000             198,000          198,000
         Investment losses not deducted                           1,481,000           1,434,000        1,307,000
-----------------------------------------------------------------------------------------------------------------
         Total deferred income tax assets                         4,253,000           4,290,000        2,981,000
-----------------------------------------------------------------------------------------------------------------

     Deferred income tax liabilities:
         Excess of tax over book depreciation and amortization     (596,000)         (1,007,000)        (928,000)
-----------------------------------------------------------------------------------------------------------------
         Prepaid expenses                                            (3,000)             (6,000)          (5,000)
-----------------------------------------------------------------------------------------------------------------
         Total deferred income tax liabilities:                    (599,000)         (1,013,000)        (933,000)
-----------------------------------------------------------------------------------------------------------------

     Valuation allowance                                         (3,654,000)         (3,277,000)      (2,048,000)
-----------------------------------------------------------------------------------------------------------------
     Net deferred income taxes recognized in the
         consolidated balance sheets                             $        0         $         0       $        0
-----------------------------------------------------------------------------------------------------------------

     At June 30, 1998, the Company had Federal net operating loss carryforwards of approximately $5,500,000 which expire in 2008 through 2013. At June 30, 1998, the Company had available for federal income tax purposes approximately $41,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $111,000 tax credit carryforwards which expire in the years 2007 through 2009. The Company also has approximately $5,400,000 of state net operating loss carryforwards, which expire in 2002 through 2013, available to offset certain future state taxable income.

     The income tax provision consists of the following:

                                                                         1998             1997             1996
     Current
         Federal                                                        $   0           $     0          $35,000
         State                                                              0                 0           15,000
-----------------------------------------------------------------------------------------------------------------
         Total income tax provision                                     $   0           $     0          $50,000
-----------------------------------------------------------------------------------------------------------------

     A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

                                                                         1998              1997              1996
         Federal statutory income tax rate                              (34.0)%           (34.0)%           (34.0)%
         Losses for which no benefit was provided                        30.9              29.1              13.4
         Non-deductible losses of subsidiaries                                              4.0              21.6
         Other--net                                                       3.1                .9                .1
------------------------------------------------------------------------------------------------------------------
         Effective income tax rate                                          0%                0%              1.1%
------------------------------------------------------------------------------------------------------------------


5.   LINE OF CREDIT FACILITY AND LONG-TERM DEBT

     Long-term debt consists of the following:                                           1998             1997
         Mortgage note, 9.625%, due in monthly installments of $34,983 with a final payment of $2,688,336 due in December 2002, collateralized by real estate with a carrying value of
            approximately $4,024,000 at June 30, 1997                                 $3,274,612       $3,366,046
         Bank note 8.5%, due in monthly installments of $11,440 through
            November 1997, collateralized by certain machinery and
            equipment with a carrying value of approximately $52,000
            at June 30, 1997                                                                  --           56,007
------------------------------------------------------------------------------------------------------------------
         Total                                                                         3,274,612        3,422,053
         Less current maturities                                                         109,354          147,442
------------------------------------------------------------------------------------------------------------------
         Long-term debt                                                               $3,165,258       $3,274,611
------------------------------------------------------------------------------------------------------------------

     Aggregate annual principal payments required under terms of the long-term debt agreements are as follows:

               YEARS ENDING JUNE 30,              PRINCIPAL PAYMENTS
                     1999                          $   109,354
                     2000                              120,356
                     2001                              132,465
                     2002                              145,793
                     2003                            2,766,644
               -----------------------------------------------------
                     Total                           $3,274,612

     At June 30, 1998, the Company had a $4,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line were payable on demand with interest payable monthly at the bank's reference rate (8.75% as of June 30, 1998). As of June 30, 1998, there were no borrowings against the line. The line expires on November 15, 1998. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company.

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

6.   CONVERTIBLE DEBENTURES

     In February 1997, the Company issued $2,500,000 of convertible debentures. The debentures had a two year term to maturity with a stated annual interest rate of 8%, payable in shares of common stock at the conversion date or maturity date. The holders of the debentures had the option to convert up to $1,250,000 of the debentures and accrued interest to common stock of the Company sixty-one (61) days after the February 1997 closing date at a conversion price equal to a 20% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. Debentures aggregating $550,000 were converted under the 20% discount conversion feature. The remaining debentures and accrued interest were converted to common stock of the Company at a conversion price equal to a 25% discount from the average closing bid price of the Company's common stock for the five days preceding the conversion date. For the years ended June 30, 1998 and 1997, $1,650,000 and $850,000 of debentures were converted to 407,761 and 216,173 shares of common stock with a fair market value of $2,298,357 and $1,117,594 as of the conversion dates.

     Proceeds from the issuance of the debentures were recorded as a liability at the issuance date. The conversion discount was amortized and reported as additional interest expense over the life of the debentures. Additional interest expense was recognized for any unamortized discount as of the conversion date. The debentures were included in the accompanying June 30, 1997 consolidated balance sheet at the issuance price, plus any accrued interest and amortized discount.


7.   CONTINGENCIES

     The Company is involved in various lawsuits that have arisen from the normal conduct of business. These proceedings are handled by outside counsel. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.

     The Company has received two grants from the State of Wisconsin for research and development of certain products. The grants are to be repaid only upon successful completion and marketing of the related product. Repayment of these grants is to be made on a sales by unit basis, up to an aggregate of $600,000. Repayments approximated $14,000 and $30,000 in 1997 and 1996, respectively, and in the aggregate, approximated $246,000 as of June 30, 1998. The repayments are charged to expense as the related products are sold. The Company has been awarded a third grant from the State of Wisconsin for an amount up to $100,000 which requires repayment of the grant amount plus interest at 8%, plus payment of a royalty in the amount of 1% of net sales of the related product for a five-year period, as defined. No funds have been received under this grant at June 30, 1998.


8.   STOCKHOLDERS' EQUITY

     STOCK OPTIONS -- In December 1992, the Board of Directors approved a new Employee Stock Option Plan and Non-Employee Stock Option Plan. No new stock options can be granted under the Employee Stock Option Plan and Non-Employee Stock Option Plan which existed prior to the approval of the new plans. The Board of Directors has authorized in connection with these new plans the issuance of 1,220,000 reserved shares of common stock of which 198,650 reserved shares of common stock remain available for future issuance under the stock option plans at June 30, 1998. The activity during 1996, 1997 and 1998 for the above plans are summarized as follows:

                                                 NUMBER OF        STOCK OPTIONS        WEIGHTED AVG.
                                                   SHARES          PRICE RANGE         EXERCISE PRICE
         Outstanding at July 1, 1995               1,040,900         $1.88-8.50            $2.30
          Granted                                    246,000          2.13-3.75             2.82
          Cancelled                                 (123,580)         2.00-5.75             2.25
          Exercised                                  (93,900)         2.00-2.63             2.38
        ----------------------------------------------------------------------------------------------
         Outstanding at June 30, 1996              1,069,420          1.88-8.50             2.45
          Granted                                    250,500          2.50-5.25             2.64
          Cancelled                                 (113,500)         2.00-8.50             3.38
          Exercised                                 (162,020)         2.00-2.63             2.47
        ----------------------------------------------------------------------------------------------
         Outstanding at June 30, 1997              1,044,400          1.88-5.25             2.40
          Granted                                     60,000          3.00-3.25             3.13
          Cancelled                                 (179,200)         2.00-5.25             2.38
          Exercised                                  (85,500)         2.00-2.75             2.27
        ----------------------------------------------------------------------------------------------
         Outstanding at June 30, 1998                839,700          1.88-3.63             2.50
        ----------------------------------------------------------------------------------------------
         Exercisable at June 30, 1998                645,700          1.88-3.63             2.38
        ----------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding as of June 30, 1998:

-----------------------------------------------------------------------------------------------------------------
                              OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
-----------------------------------------------------------------------------------------------------------------
                                     Weighted Average
                       Shares           Remaining           Weighted            Shares
    Range of        Outstanding        Contractual       Average Exercise     Exercisable        Weighted Average
Exercise Prices   at June 30, 1998     Life-Years            Price        at June 30, 1998        Exercise Price
-----------------------------------------------------------------------------------------------------------------
  $1.88-2.50            551,400            2.07             $2.21               443,900             $2.16
   2.51-3.63            288,300            2.79              2.91               201,800              2.87
-----------------------------------------------------------------------------------------------------------------
   1.88-3.63            839,700            2.31              2.50               645,700              2.38
-----------------------------------------------------------------------------------------------------------------

Outstanding options have fixed terms and are exercisable over a period determined by the Compensation Committee of the Company's Board of Directors but no longer than five years after the date of grant. A substantial portion of the options issued are contingent on future services or future events.

At June 30, 1998, 1,038,350 shares of common stock were reserved under the above plans.

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," but applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. If the Company had elected to recognize compensation cost for the options granted during the years ended June 30, 1998, 1997, and 1996, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:


                                                                       YEARS ENDED JUNE 30,
                                                              1998            1997          1996
            Net loss--as reported                          $(499,276)     $(2,179,489)  $(4,330,989)
            Net loss--pro forma                            $(779,276)     $(2,325,795)  $(4,390,340)
            Net loss per common share--as reported             $(.06)           $(.30)        $(.63)
            Net loss per common share--pro forma               $(.09)           $(.32)        $(.64)
            Assumptions used:
                Expected volatility                               14%              58%           58%
                Risk-free interest rate                            5%               6%            6%
                Expected option life (in years)                    3                3             3


The fair value of stock options used to compute pro forma net loss and net loss per common share is the estimated present value at the grant date using the Black-Scholes option-pricing model. The pro forma effect on net loss for 1998, 1997, and 1996 is not representative of the pro forma effect in future years because it does not take into consideration pro forma compensation cost related to grants made prior to 1996.

STOCK WARRANTS -- In September 1995, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of the common stock of the Company, exercisable at a price of $2.00 per share. The warrant was exercisable as to 37,500 shares upon execution of the agreement and the warrants to purchase the remaining 112,500 shares were to become exercisable if certain performance parameters were achieved by September 1996. Such parameters were not met as of such date. In January 1997, the agreement was extended and the parameters were changed. During the year ended June 30, 1997, the Company recognized $84,375 of expense related to the value of the services performed by the consultant under the extended agreement. By June 30, 1997, warrants to purchase the remaining 112,500 shares of common stock at a price of $2.00 per share became exercisable. The warrant holder exercised rights and purchased 41,000, 90,000, and 4,000 shares of common stock at $2.00 per share during the years ended June 30, 1998, 1997, and 1996, respectively. Warrants to purchase 15,000 shares of common stock at $2.00 per share were exercisable as of June 30, 1998. Such warrants expire in September 2000.

In February 1998, the Company executed a similar warrant agreement with the consultant. The warrant agreement provides for the issuance of warrants to purchase up to 150,000 shares of common stock at a price of $3.00 per share. The warrant is exercisable as to 30,000 shares upon execution of the agreement and the warrants to purchase the remaining 120,000 shares will be exercisable if certain performance parameters are achieved by February 1999. No such parameters were achieved by June 30, 1998. During the year ended June 30, 1998, the Company recognized $23,065 of expense related to the value of the services performed under the agreement. As of June 30, 1998, 30,000 warrants were exercisable. Such warrants expire in February 2003.

COMMITMENT TO ISSUE SHARES OF COMMON STOCK -- In April 1998, the Company agreed to and accepted the patent rights assigned to them by a third party with respect to certain technology related to the transmission of clinical data. In consideration for the patent, the Company has agreed to provide the third party with 400,000 shares of common stock payable over a four-year time period with additional consideration of up to 112,000 shares contingent upon the achievement of certain sales levels. The Company recorded a charge to operations of $900,000 in fiscal 1998 with respect to the value of the in-process technology which was expensed as research and development costs. The 400,000 shares to be issued have been considered to be outstanding shares for purposes of computing basic and diluted income (loss) per common share.

     PREFERRED STOCK -- The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. No preferred stock is issued or outstanding.

     On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock ("Preferred") upon the occurrence of certain events. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on April 1, 2007.

9.   EMPLOYEE BENEFIT PLAN
     The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $77,000, $81,000, and $61,000 in 1998, 1997 and 1996,
     respectively.

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

     The Company currently coordinates substantially all international sales and distribution activities. Such activities were previously provided by the Company with the assistance of Criticare International. Identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net export sales by geographic area are as follows:



                                                              1998                1997                1996
            Europe and Middle East                        $ 5,464,000         $ 5,606,000        $ 6,417,000
            Pacific Rim                                     3,895,000           3,784,000          4,147,000
            Canada and Central and South America            3,414,000           3,867,000          4,012,000
            ------------------------------------------------------------------------------------------------
            Net Export Sales                              $12,773,000         $13,257,000        $14,576,000
            ------------------------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors of Criticare Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 1998 and 1997 and the results of operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.




                                                           Deloitte & Touche LLP
                                                           Milwaukee, Wisconsin
                                                           August 20, 1998

FACT SHEET / DIRECTORS AND OFFICERS

FACT SHEET AS OF JULY 1, 1998
COMMON STOCK MARKET PRICE RANGE
AND DIVIDEND POLICY

Criticare Systems, Inc. common stock is traded on the Nasdaq
National Market (Symbol CXIM). As of June 30, 1998, there were approximately 316 holders of record of Criticare's common stock. The Company has never paid dividends on its common stock and has no plans to pay cash dividends in the foreseeable future.

                                       YEAR ENDED JUNE 30,
                              1998                            1997
Quarter Ended:         High           Low            High            Low
September 30           $8             $4-3/8         $3-1/4          $2-3/8
December 31            $6-5/8         $2-13/16       $3-1/16         $2-3/8
March 31               $4-3/8         $2-5/8         $7-7/16         $2-1/2
June 30                $3-3/4         $2-11/16       $6-1/16         $4-3/4



NASDAQ SYMBOL: CXIM

CORPORATE GENERAL COUNSEL                   TRANSFER AGENT AND REGISTRAR
Reinhart, Boerner, Van Deuren,              Firstar Trust Company
Norris & Rieselbach, s.c.                   Milwaukee, Wisconsin
Milwaukee, Wisconsin
                                            AUDITORS
                                            Deloitte & Touche LLP
PATENT, TRADEMARK AND                       Milwaukee, Wisconsin
COPYRIGHT COUNSEL
Reinhart, Boerner, Van Deuren,              CORPORATE HEADQUARTERS
Norris & Rieselbach, s.c.                   20925 Crossroads Circle
Milwaukee, Wisconsin                        Waukesha, WI 53186 U.S.A.



ANNUAL MEETING OF STOCKHOLDERS
The annual meeting of stockholders will be held on Thursday, November 12, 1998 at 9:00 a.m. at the Milwaukee Athletic Club,
758 North Broadway, Milwaukee, Wisconsin.


FORMS 1O-K AND 1O-Q
The Company has filed an annual report with the Securities and Exchange Commission on Form 1O-K. The Company also files quarterly reports on Form 1O-Q. Stockholders may obtain copies of these reports, without charge, by writing:
     Secretary
     Criticare Systems, Inc.
     20925 Crossroads Circle
     Waukesha, Wisconsin 53186
     U.S.A.


DIRECTORS

Milton Datsopoulos
Attorney and Partner
Datsopoulos, Macdonald & Lind

Karsten Houm
Management Consultant


N.C. Joseph Lai, Ph.D.
Vice Chairman of the Board,
Secretary,
Senior Vice President
Criticare Systems, Inc.

Gerhard J. Von Der Ruhr
Chairman of the Board, Treasurer,
President
Criticare Systems, Inc.

Officers and Senior Staff
Andrew Diaz
Vice President
International Sales

N.C.Joseph Lai, Ph.D.
Vice Chairman of the Board
Senior Vice President

Michael T. Larsen
Vice President
Quality Control/Quality Assurance

Gloria Najera
Vice President
Operations

Stephen D. Okland
Vice President
Domestic Sales


Joseph M. Siekierski
Vice President-Finance
Assistant Secretary

Gerhard J. Von Der Ruhr
Chairman of the Board
President